Exhibit 99.4

BIS Group

Combined interim balance sheets

			31 December 2014
	Notes	Code	VND (Unaudited)	30 June 2014 VND
ASSETS
Current assets		100	207,907,051,519	423,822,078,769
Cash		110	123,080,288,727	83,931,131,031
Cash	9	111	70,080,288,727	45,931,131,031
Cash equivalents	9	112	53,000,000,000	38,000,000,000

Short term investments		120	25,000,000,000	12,000,000,000
Other short-term investments	10	128	25,000,000,000	12,000,000,000

Accounts receivable		130	25,799,236,180	24,872,934,362
Trade accounts receivable		131	1,363,473,540	1,240,628,468
Prepayments to suppliers	11	132	5,166,278,622	22,607,333,906
Receivables from related parties		133	10,545,656,069	—
Other receivables		135	8,781,799,949	1,082,943,988
Provision for short term doubtful debts		139	(57,972,000)	(57,972,000)

Inventories		140	8,483,961,529	5,745,368,030
Inventories		141	8,483,961,529	5,745,368,030

Other current assets		150	25,543,565,083	297,272,645,346
Short term prepaid expenses	12	151	19,441,044,897	7,616,425,172
Value added tax to be reclaimed		152	807,464,117	1,464,746,293
Taxes and amounts receivable from the State Budget		154	248,053	113,369,186
Other current assets	13	158	5,294,808,016	288,078,104,695

The accompanying notes are an integral part of these statements

			31 December 2014
	Notes	Code	VND (Unaudited)	30 June 2014 VND
Non-current assets		200	848,563,779,570	865,480,223,721
Long term receivables		210	2,947,983,053	3,405,179,139
Other long- term receivables		218	2,947,983,053	3,405,179,139

Fixed assets		220	329,813,554,920	326,333,631,369
Tangible fixed assets	14	221	324,191,058,962	318,042,618,145
- Historical cost		224	418,707,257,719	399,206,988,001
- Accumulated depreciation		225	(94,516,198,757)	(81,164,369,856)
Intangible fixed assets		227	5,622,495,958	4,997,081,788
- Historical cost		228	8,876,171,225	8,674,609,760
- Accumulated amortisation		229	(3,253,675,267)	(3,677,527,972)
Construction in progress		230	—	3,293,931,436

Long- term investments		250	—	25,500,000,000
Investment in subsidiary	15	251	—	25,500,000,000

Other non-current assets		260	515,802,241,597	510,241,413,213
Long term prepaid expenses	16	261	78,457,652,897	72,854,824,513
Deferred tax assets		262	837,884,758	837,884,758
Other non-current assets	17	268	436,506,703,942	436,548,703,942
		270	1,056,470,831,089	1,289,302,302,490

The accompanying notes are an integral part of these statements

			31 December 2014
	Notes	Code	VND (Unaudited)	30 June 2014 VND
RESOURCES
Liabilities		300	961,191,015,723	806,716,182,395
Current liabilities		310	695,415,798,158	547,658,244,350
Short term borrowings and debts	18	311	—	365,255,450,234
Trade accounts payable	19	312	4,223,904,321	18,684,891,592
Advances from customers		313	58,876,422,892	92,564,281,252
Taxes and amounts payable to the State Budget	20	314	35,373,134,952	39,324,971,018
Payables to employees		315	25,152	174,030,293
Accrued expenses payable	21	316	10,774,172,542	19,872,821,229
Other payables	22	319	586,168,138,299	11,781,798,732

Long- term liabilities		330	265,775,217,565	259,057,938,045
Other long-term liabilities	22	333	43,355,788,953	43,355,788,953
Long- term borrowings and debts	23	334	187,500,000,000	189,679,960,000
Provision for severance allowance		336	34,919,428,612	26,022,189,092

Owners’ equity
Capital sources and funds		410	95,279,815,366	482,586,120,095
Paid-in capital	24	411	142,295,031,393	364,295,031,393
Foreign currency translation differences	24	416	—	7,341,448,727
Retained earnings	24	420	(47,015,216,027)	110,949,639,975
		440	1,056,470,831,089	1,289,302,302,490

22 May 2015

/s/ Graeme Robert Halder	/s/ George Rosales
Graeme Robert Halder	George Rosales
Director	Chief Financial Officer

The accompanying notes are an integral part of these statements

Combined interim statements of income

			Six months ended 31 December 2014	Six months ended 31 December 2013
	Notes	Code	VND (Unaudited)	VND (Unaudited)
Gross sales	26	01	521,800,023,394	457,636,543,253
Less sale deductions:		02	(8,615,455)	—
Net sales		10	521,791,407,939	457,636,543,253
Cost of sales	27, 31	11	(338,082,267,331)	(279,878,842,839)
Gross profit		20	183,709,140,608	177,757,700,414
Income from financial activities	28	21	8,621,532,776	7,311,070,188
Expenses from financial activities	29	22	(8,027,348,801)	(13,833,617,290)
Including: interest expense		23	(7,064,713,243)	(13,764,337,197)
Selling expenses	31	24	(3,025,286,585)	(1,489,745,381)
General and administrative expenses	30,31	25	(103,112,145,000)	(93,768,398,245)
Operating profit		30	78,165,892,998	75,977,009,686
Other income		31	741,931,098	52,322,390
Other expenses		32	(187,754,316)	(9,303,911,084)
Other profit/ (loss)		40	554,176,782	(9,251,588,694)
Profit before tax		50	78,720,069,780	66,725,420,992
Corporate income tax	32	51	(6,733,416,980)	(9,307,775,048)
Net profit		60	71,986,652,800	57,417,645,944

22 May 2015

/s/ Graeme Robert Halder	/s/ George Rosales
Graeme Robert Halder	George Rosales
Director	Chief Financial Officer

The accompanying notes are an integral part of these statements

Combined interim statements of cash flows

		Six months ended 31 December 2014	Six months ended 31 December 2013
	Code	VND (Unaudited)	VND (Unaudited)
Cash flows from operating activities
Profit before tax	01	78,720,069,780	66,725,420,992
Adjustments for:
Depreciation and amortisation	02	13,935,080,121	13,131,689,718
Unrealised loss from foreign exchange differences	04	689,394,843	—
Loss from disposal of fixed assets	05	(63,758,549)	9,005,440,337
Interest expenses	06	7,283,807,082	13,761,428,697
Interest income	07	(6,994,437,823)	(7,271,714,715)
Operating profit before adjustments to working capital	08	93,570,155,454	95,352,265,029
Changes in accounts receivable	09	15,304,431,340	26,301,030,638
Changes in inventory	10	(2,722,860,827)	(2,493,523,747)
Changes in accounts payable	11	530,156,551,812	468,329,735,355
Changes in prepaid expenses	12	(13,438,378,565)	(34,953,562,299)
Interest paid	13	(8,643,360,902)	(14,457,168,464)
Corporate income tax paid	14	(22,118,532,543)	(32,906,712,001)
Other cash inflows from operating activities	15	5,500,000,000	3,447,010,243
Other cash outflows from operating activities	16	(396,468,400)	—
Cash generated from operating activities	20	597,211,537,369	508,619,074,754

Cash flows from investing activities
Acquisitions of fixed assets	21	(27,920,483,653)	(16,985,271,196)
Proceeds from disposal of fixed assets	22	174,077,442	74,422,690,226
Purchase of short-term investments	23	(25,000,000,000)	(8,000,000,000)
Proceeds from disposal of short-term investments	24	12,000,000,000	52,000,000,000
Purchase of long-term investments	25	—	(25,500,000,000)
Proceeds from disposal of long-term investments	26	15,000,000,000	—
Interest received	27	6,994,437,823	7,271,714,715
Rental deposits	29	—	(197,754,000,000)
Net cash outflows from investing activities	30	(18,751,968,388)	(114,544,866,255)

The accompanying notes are an integral part of these statements

Combined statements of cash flows (Continued)

		Six months ended 31 December 2014	Six months ended 31 December 2013
	Code	VND (Unaudited)	VND (Unaudited)
Cash flows from financing activities
Loan proceeds	33	8,503,478,188	286,416,692,026
Debt repayments	34	(375,938,888,422)	(341,701,011,928)
Dividends paid	36	(171,185,606,208)	(217,993,127,609)
Net cash outflows from financing activities	40	(538,621,016,442)	(273,277,447,511)
Net increase in cash	50	39,838,552,539	120,796,760,988
Cash and cash equivalents at beginning of the year	60	83,931,131,031	73,077,632,874
Effects of changes in foreign exchange rates	61	(689,394,843)	—
Cash and cash equivalents at end of the year	70	123,080,288,727	193,874,393,862

During the periods, the significant non-cash transactions were are shown below:

	Six months ended 31 December 2014	Six months ended 31 December 2013
	VND	VND
Transfers from dividends payable to capital contributions	48,000,000,000	—

22 May 2015

/s/ Graeme Robert Halder	/s/ George Rosales
Graeme Robert Halder	George Rosales
Director	Chief Financial Officer

The accompanying notes are an integral part of these statements

Notes to the unaudited combined interim financial statements

1                                                  Nature of operations of the companies

The British International School Company Limited

The British International School Company Limited (“BIS HCMC”) formerly known as British International School, was established in the Socialist Republic of Vietnam on 7 November 2001 as a joint venture between BIS Ltd., a company incorporated in the British Virgin Islands, and Thien Huong Company Ltd., for a period of 20 years pursuant to Investment Licence No. 2231/GP issued by the Ministry of Planning and Investment.

BIS HCMC changed its name to The British International School Company Limited and increased its charter capital to US$1,500,000 and extended the period of operations to 50 years in accordance with the new Investment Licence No. 411022000066 dated 14 May 2007 issued by the People’s Committee of Ho Chi Minh City.

On 5 November 2014, the People’s Committee of Ho Chi Minh City approved and issued the amended investment license of BIS HCMC. The amended investment license include, among others, the increase in its charter capital from US$1,500,000 (equivalent to VND23,595,031,393) to US$3,766,824 (equivalent to VND72,000,000,000). Thien Huong Co Ltd did not contribute to the increase in charter capital and as a result its interest went down to 10%.

The principal activities of BIS HCMC are to provide educational services at kindergarten, primary, secondary and high school levels to foreign and overseas Vietnamese children; to provide pilot educational services at kindergarten, primary, secondary and high school levels to Vietnamese children and to provide Management Consulting service for education from foundation to high school level.

As at 31 December 2014, BIS HCMC operates 3 campuses in Ho Chi Minh City as follows:

•                  An Phu 1 Campus - Fundino and Primary: located at 225 Nguyen Van Huong Street, Thao Dien Ward, District 2;

•                  An Phu 2 Campus - Secondary: located at 246 Nguyen Van Huong Street, Thao Dien Ward, District 2; and,

•                  Tu Xuong Campus - Primary: located at No. 43-45, Tu Xuong Street, Ward 7, District 3.

As at 31 December 2014, the BIS HCMC had 473 employees, including 16 managers.

Thien Huong Education Joint Stock Company

Thien Huong Education Joint Stock Company (“THE”) was established as a joint stock company pursuant to Business Registration Certificate No. 4103013677 dated 15 June 2009 and other amended certificates thereafter with the latest one dated 21 August 2013 granted by the Department of Planning and Investment of Ho Chi Minh City.

THE’s head office and the campus are located at no. 44-46 Street 1, Binh Hung Ward, Binh Chanh District, Ho Chi Minh City, Vietnam.

In accordance with the business registration certificate, THE’s principal activities are to provide education and services related to education.

As at 31 December 2014, THE had 170 employees.

Thien Huong Investment Company Limited

Thien Huong Investment Company Limited (“THI”), formerly known as Thien Huong Investment Joint Stock Company, was established on 08 August 2008 pursuant to Investment Certificate No. 011032000098 issued by the People’s Committee of Hanoi City for a period of 50 years. It was converted into a limited liability company pursuant to Investment Certificate No. 011022002138 dated 30 October 2013 issued by the People’s Committee of Hanoi City.

THI’s head office is located at Area A, Tay Mo Professional and Vocational Training School Complex, Tay Mo Ward, Nam Tu Liem District, Hanoi City.

In accordance with the business registration certificate, THI’s principal activities include the provision of: education services (Kindergarten, Primary, Secondary and High school); bilingual education on a pilot basis for students in kindergarten, primary, secondary and high school; providing teachers, students and parents with services such as entertainment, sports, commercial centres; providing parents with house leasing services and catering services within the International Educatown complex.

As at 31 December 2014, THI had 1 employee.

Project Management Office “British International School — Hanoi”

Project Management Office “British International School — Hanoi” (“BIS HN”), formerly known as the Project Management Office “British Vietnamese International School- Hanoi”, is a Business Cooperation Contract between Sai Dong Urban Development & Investment Joint Stock Company and Thien Huong Investment Company Limited pursuant to Investment Certificate No. 01124001559 dated 22 March 2012 issued by the People’s Committee of Hanoi City and other amended certificates thereafter with the latest one dated 11 March 2014 issued by the People’s Committee of Hanoi City.

BIS HN’s project office and campus are located at Lot H3 — H4 Urban Ecology Vincom Village, Long Bien District, Hanoi City.

In accordance with the investment certificate, the principal activities of BIS HN include the provision of: education services for kindergarten, primary, secondary and high school for children of foreigners, overseas Vietnamese living in Vietnam and Vietnamese students; bilingual education (English — Vietnamese according to the curriculum and diplomas of the Ministry of Education of the United Kingdom); providing teachers, students and parents with boarding services for students, sports, food services, school bus, uniform, books and learning tools.

As at 31 December 2014, BIS HN had 171 employees.

Project Management Office “British Vietnamese International School — Royal City Campus”

Project Management Office “British Vietnamese International School — Royal City Campus” (“BVIS HN”) is a Business Cooperation Contract between Royal City Real Estate Development & Investment Joint Stock Company and Thien Huong Investment Company Limited pursuant to Investment Certificate No. 01124001890 dated 06 November 2012 issued by the People’s Committee of Hanoi City.

BVIS HN’s project office and campus are located at 72 Nguyen Trai Street, Thuong Dinh Ward, Thanh Xuan District, Hanoi City.

In accordance with the investment certificate, the principal activities of BVIS HN include the provision of: education services for kindergarten, primary, secondary and high school for children of foreigners, overseas Vietnamese living in Vietnam and Vietnamese students; bilingual education (English — Vietnamese according to the curriculum and diplomas of the Ministry of Education of the United Kingdom); providing teachers, students and parents with boarding services for students, sports, food services, school bus, uniform, books and learning tools.

As at 31 December 2014, BVIS HN had 128 employees.

Revenue sharing

According to the BIS HN’s business license, Sai Dong Urban Development & Investment Joint Stock Company is entitled to a 15% share of BIS HN’s revenue commencing from 1 July 2013.

According to the BVIS HN’s business license, Royal City Real Estate Development & Investment Joint Stock Company is entitled to a 15% share of the BCC’s revenue commencing from 1 July 2014.

BIS HN and BVIS HN accounts for their respective revenue and expenses in operating the schools. For statutory reporting purposes, the revenues and expenses are consolidated with the accounts of THI.

Revenue sharing to Sai Dong Urban Development & Investment Joint Stock Company and Royal City Real Estate Development & Investment Joint Stock Company is deducted directly from revenue of BIS HN and BVIS HN.

Financial position accounts

BIS HN and BVIS HN own their respective assets and all their respective liabilities are payable by the schools. For statutory reporting purposes, the assets and liabilities of BIS HN and BVIS HN are consolidated into the accounts of THI. The respective accounts and balances of BIS HN and BVIS HN are included in the accompanying combined financial statements.

2                                                  Fiscal year and currency

Fiscal year

The BIS Group’s fiscal year starts on 1 July and ends on 30 June of the following year.

Currency and foreign exchange

The combined interim financial statements are prepared in Vietnamese Dong (“VND”).

3                                                  Accounting framework

The combined interim financial statements have been prepared in accordance with the Vietnamese Accounting Standards, the Vietnamese Accounting System, and relevant statutory requirements of the Ministry of Finance (“VAS”), which may differ in some material respects from the International Financial Reporting Standards and the generally accepted accounting principles and standards of the country of the reader.

Although there is no specific guidance under VAS with respect to combination of financial statements of entities under common control or which do not form a Group relationship, the Boards of Directors considered VAS’s conceptual framework and use their own judgment in the development of accounting policies with respect to the presentation of the combined interim financial statements of the BIS Group as described in Note 4. This is a complete set of financial statements.

The accounting policies applied are consistent with those of the annual combined financial statements for the year ended 30 June 2014, as described in the annual combined financial statements.

4                                                  Basis of preparation of the combined financial statements

Basis of preparation of the combined interim financial statements

The purpose of the preparation of the combined interim financial statements comprising the accounts of The British International School Company Limited, Thien Huong Education Joint Stock Company and Thien Huong Investment Company Limited is due to a change in management and control effective from 1 January 2015, which formally completed on 2 March 2015. For purposes of statutory filings of the ultimate parent company after the change in ownership, there was a need to carve out the accounts of the various businesses affected by the change in ownership which are principally those entities operating certain educational institutions. All the other companies under the common control of the Owners were excluded in the combined interim financial statements and all transactions and balances with those other entities are disclosed in the combined interim financial statements as transactions with related parties. The entities included in the combined interim financial statements are owned by various entities representing the various indirect beneficial ownerships of Mr. and Mrs. Nguyen Duc Hinh (the “Owners”). For purposes of determining common control, all the various indirect beneficial ownerships of the Owners in the combined entities were taken as a whole and were made as the basis of their full ownerships of the entities included in the combined interim financial statements. Therefore certain entities with direct or indirect ownerships in the entities included in the combined interim financial statements are referred to as related parties in the combined interim financial statements instead of shareholders’.

The combined interim financial statements have been prepared by combining the interim financial statements of The British International School Company Limited, Thien Huong Education Joint Stock Company and Thien Huong Investment Company Limited. Thien Huong Investment Company Limited is the partner to the BCC contracts that operates BIS HN and BVIS HN and the accounts of the aforementioned BCC’s are included in the combined interim financial statements through the inclusion of Thien Huong Investment Company Limited. In the combined interim financial statements all assets and liabilities, equity accounts and revenues and expenses were combined and all inter-company transactions and balances were eliminated.

5                                                  Accounting policies

5.1                                        Foreign exchange

The Group’s reporting currency is the VND. Transactions arising in currencies other than the reporting currency are translated at the prevailing exchange rates at transaction dates. Monetary assets and liabilities denominated in currencies other than the reporting currency are translated at the prevailing exchange rates at the balance sheet date. Translation gains and losses and expenses relating to foreign exchange transactions arising thereafter are recorded in the statement of income.

During the construction stage of fixed assets, foreign exchange differences arising from the settlement of foreign currency monetary items used in the construction of said asset are recorded in owner’s equity. When the construction work is completed and the fixed assets are ready for their intended use, the foreign exchange differences arising during the construction phase are reclassified to its proper account in the balance sheet and amortised or recognised in the statement of operations over a maximum period of five years.

5.2                                        Estimates

The preparation of combined financial statements in conformity with Vietnamese Accounting Standards, Vietnamese Accounting System and prevailing accounting regulations in Vietnam requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

5.3                                        Cash and cash equivalents

Cash and cash equivalents include cash at bank and cash on hand as well as short term highly liquid investments such as money market instruments and bank deposits with original maturity terms of not more than three months.

5.4                                        Other short term investments

Pertain to other short term bank deposits with original maturity terms of more than three months.

5.5                                        Accounts receivable

Accounts receivable are carried at invoice value less a provision for doubtful debts at an amount that reflects the extent to which it is estimated that the accounts will not be collected in full.

5.6                                        Short term prepaid expense

Short term prepaid expenses represent pre-payments pertaining to prepaid expenses for periods less than one year. These expenses are amortised on a straight line basis over the prepayment term.

5.7                                        Inventories

Inventories are accounted for using the perpetual method and valued at the lower of cost and net realizable value. Cost of inventory, calculated on a weighted average basis, is composed of purchase costs and related costs. Net realizable value comprises the estimated sales proceeds less estimated selling expenses. A provision for decline in inventory value is recorded where cost exceeds net realizable value.

5.8                                        Tangible fixed assets

Tangible fixed assets are stated at cost less accumulated depreciation. When assets are sold or retired, their cost and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the statement of income.

Cost

The initial cost of a tangible fixed asset comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the tangible fixed assets have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to the statement of income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of a tangible fixed asset beyond its originally assessed standard of performance, the expenditures are capitalised as an additional cost of tangible fixed asset.

Depreciation

Depreciation is computed on a straight-line basis over the estimated useful lives of items of tangible fixed assets. The estimated useful lives are as follows:

Buildings and structures	08 - 50 years
Leasehold improvements	10 years
Machinery and equipment	08 - 10 years
Motor vehicle	08 - 10 years
Office and other equipment	03 – 10 years
Others	04 – 10 years

The useful life and depreciation method are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of tangible fixed assets.

5.9                                        Intangible fixed assets

Intangible fixed assets are initially recognised at cost. The cost of intangible fixed asset is the total amount of expense incurred by the BIS Group to acquire an asset at the time the asset is considered ready for its intended use.

Computer software

The cost of computer software, which is not an integral part of the related hardware, is amortised on a straight-line basis over the estimated useful lives of the assets which is estimated to be within 2-10 years.

5.10                                 Long-term investments

Investment in subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to control the financial and operating policies. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

In the Group’s combined balance sheet, subsidiaries are carried at cost and are excluded from consolidation when there is evidence that the subsidiary is acquired with the intention to dispose of it within twelve months and that management is actively seeking a buyer.

The results of the subsidiaries are accounted for by the Group on the basis of dividends received and receivable at the balance sheet date.

5.11                                 Long- term prepaid expense

Repair and maintenance

Repair and maintenance expenses represent the costs of repair of campuses which do not satisfy the requirements for capitalization as fixed assets and these are amortised over periods of 2 to 3 years.

Tools and supplies

Tools and supplies represent tools and supplies put into use which are amortised over period of 2 to 3 years.

5.12                                 Financial instruments — presentation and disclosures

On 6 November 2009, the Ministry of Finance issued Circular 210/2009/TT-BTC providing guidance on the application of International Financial Reporting Standards (“IFRS”) on the presentation and disclosure of financial instruments (“Circular 210”) which is effective for the financial years beginning on or after 1 January 2011.

As Circular 210 only requires the presentation and disclosure of financial instruments in accordance with IFRS, recognition and measurement of these assets and liabilities on the BIS Group’s combined financial statements are still in accordance with Vietnamese Accounting Standards and System.

Classification

In accordance with Circular 210, the BIS Group classifies its financial assets and financial liabilities in the following categories:

For financial assets:

•                  financial assets at fair value through profit or loss (“FVTPL”)

•                  held-to-maturity (“HTM”) investments

•                  available-for-sale (“AFS”) financial assets

•                  loans and receivables

For financial liabilities:

•                  financial liabilities at FVTPL

•                  other financial liabilities at the amortised cost

Fair value measurement and disclosure

In accordance with Circular 210, the BIS Group discloses fair values of financial assets and financial liabilities along with their corresponding book values and these are disclosed unless impacts are immaterial.

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

The BIS Group does not have any financial instruments traded on an active market. The fair values of financial instruments that are not traded in an active market are determined using valuation techniques.

5.13                                 Payables and accruals

Payables and accruals are recognised as amounts to be paid in the future for goods and services received, whether or not billed to the Group.

5.14                                 Employee benefits

Post employment benefits

Post employment benefits are paid to retired employees of the BIS Group by the Social Insurance Agency which is administered by the Ministry of Labour and Social Affairs. The BIS Group is required to contribute to these post employment benefits by paying the monthly social insurance premiums to the Social Insurance Agency at the rate of 17% (18% from 2014) of an employee’s basic salary. The BIS Group has no further obligation to fund the post employment benefits of its employees, other than the liability to pay the monthly premiums to the Social Insurance Agency.

Provision for severance allowance

In accordance with Vietnamese Labour Laws and Law on Social Insurance, employees of the BIS Group are entitled to severance allowance based on their years of service payable by the BIS Group as a lump sum amount at the time the employees terminate their employment with the BIS Group. The employees shall not be entitled for job loss allowances or job severance allowances for the time they have been paying unemployment benefits as mentioned in Unemployment benefits.

The balance of the provision for severance allowance represents the estimated liability as a result of services rendered by employees. For Vietnamese employees, the provision is calculated on the basis of a half-month salary for each employee for each year of service with the BIS Group until 31 December 2008 based on basic salary levels at the balance sheet date. For Expatriate employees, the provision is calculated based on the specific contractual amount stated in the labour contracts.

Unemployment benefits

According to Circular No. 04/2009/TT-BLDTBXH which provides guidance to the implementation of Decree No. 127/2008/ND-CP on unemployment insurance, from 1 January 2009, the BIS Group is obliged to pay unemployment insurance equivalent to 1% of the employees basic salary and deduct 1% from the basic salary of each employee then simultaneously remit said amounts to the Unemployment Insurance Fund.

5.15                                 Revenue

Revenue from tuition fees is recognised in the statement of income when services are rendered or evenly over the school year or academic year which basically last approximately 10 months.

In compliance with Decision No. 15/2006/QD-BTC, tuition fees received in advance are initially recorded as advances from customers in the balance sheet. At the beginning of each school year, advances from customers are reclassified to unearned revenue.

Revenue from non-refundable registration fees received in advance is initially recorded as advances from customers in the balance sheet. At the beginning of each school year, said advances from customers are recognised in the statement of income outright.

Revenue from non-refundable application fees and sale of books are recorded upon receipt.

Interest income is recorded on a time-proportion basis using the effective interest method.

5.16                                 Operating leases

Leases wherein substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rental payments applicable to such leases are recognized as expense on a straight-line basis over the term of the lease.

5.17                                 Provisions

A provision is recognised if, as a result of a past event, the BIS Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

5.18                                 Borrowing costs

Borrowing costs, comprising interest and related costs are recognized as an expense in the period in which they are incurred, except for borrowing costs relating to the acquisition of tangible fixed assets that are incurred during the period of construction and installation of the assets, which are capitalised as part of the cost of the related assets.

5.19                                 Income taxes

Current income tax assets and/or liabilities comprise obligations to, or claim from, fiscal authorities relating to the current or prior reporting periods that are unpaid at the balance sheet date. They are calculated according to the tax rates and tax laws applicable to the fiscal periods to which they relate based on the taxable profit for the year. All changes to current tax assets or liabilities are recognized as a component of tax expense in the statement of income.

Deferred income taxes are calculated using the liability method on temporary differences. This involves the comparison of the carrying amounts of assets and liabilities in the financial statements with their respective tax bases. In addition, taxes losses are available to be carried forward as well as other income tax credits to the BIS Group are assessed for recognition as deferred tax assets.

Deferred tax liabilities are always provided for in full. Deferred tax assets are recognized to the extent that it is probable that they will be able to be offset against future taxable income.

Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantially enacted at the balance sheet date. Most changes in deferred tax assets or liabilities are recognized as a component of tax expense in the income statement. Only changes in deferred tax assets or liabilities that relate to a change in value of assets or liabilities that is charged directly to equity are charged or credited directly to equity.

5.20                                 Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

5.21                                 Subsequent events

Post-year-end events that provide additional information about a company’s position at the balance sheet date (adjusting events) are reflected in the financial statements. Post-year-end events that are not adjusting events are disclosed in the notes when material.

5.22                                 Off-balance sheet items

Amounts which are defined as off-balance sheet items under the Vietnamese Accounting System are disclosed in the relevant notes to these financial statements.

6                                                  Going concern assumptions

The financial statements of THE, which is included in these combined financial statements, have been prepared on a going-concern basis which assumes the realisation of assets and satisfaction of liabilities in the ordinary course of business notwithstanding the fact that THE has incurred accumulated losses of VND77,294,489,180 and has significant working capital deficiency of VND94,344,425,795 as at 31 December 2014.

The ability of THE to continue as a going concern depends on the continued financial support of its owners and ultimately dependent on the success of its future operations. An intermediate holding company has agreed to provide adequate funds for THE to meet its liabilities as they fall due. As such, the accompanying combined financial statements as at and for the period ended 31 December 2014 have been prepared assuming that THE will continue as a going concern for at least 12 months from the balance sheet date.

7                                                  Rental contracts

BIS HCMC entered into various rental contracts with Thien Huong Co Ltd, a related party, as follows:

•                  Contract No. TH-BIS0108 dated 1 August 2002 and its annexes covering the lease of An Phu 1 Campus, located at 225 Nguyen Van Huong Street, Thao Dien Ward, District 2, Ho Chi Minh City with an area of 6,164.15 m2  together with the existing structures and fixtures for a period of 49 years and expiring on 7 November 2051;

•                  Contract No. TH-BIS2-05/HD dated 15 August 2005 and its annexes for the rental of An Phu 2 Campus, located at 246 Nguyen Van Huong, Thao Dien Ward, District 2, Ho Chi Minh City with an area of 11,654.75 m2 together with the existing structures and fixtures for a period of 46 years and expires on 7 November 2051;

•                  Contract No. TH-BIS0207/HD.2007 dated 2 July 2007 and its annexes for the rental of Tu Xuong Campus at 43-45, Tu Xuong Street, Ward 7, District 3, Ho Chi Minh City with an area of 4,665 m2 together with the existing structures and fixtures for a period of 30 years from 15 December 2007;

•                  Contract No. TH-BIS0109/HD.2009 dated 26 June 2009 and its annexes for the lease of An Phu 1 school, located at 225 Nguyen Van Huong Street, Thao Dien Ward, District 2, Ho Chi Minh City with an area of 6,926 m2 together with the existing structures and fixtures for a period of 42 years and expires on 7 November 2051;

•                  Contract No TH-BIS3107.07/HD dated 31 July 2007 and its annexes provides for the lease of 36 apartments at Central Point located in 215 Nguyen Van Thu Street, Dakao Ward, District 1, Ho Chi Minh City for a period of 4 year from 30 June 2010;

•                     Contract No. TH-BIS0111/HD.2011-AP2MR dated 8 June 2011 and its annexes for the lease of An Phu 2 Campus, located at 246 Nguyen Van Huong Street, Thao Dien Ward, District 2, Ho Chi Minh City which includes a 5 storey building with an area of 5,016.38 m2 and the walking overpass connecting the school located at An Phu 1 (225 Nguyen Van Huong Street) and at An Phu 2 (246 Nguyen Van Huong Street) for a period of 40 years and expires on 7 November 2051; and,

•                  Contract No. TH — BIS0112/HD.2012-IP dated 31 July 2012 and its annexes provides for the lease of 38 apartments at Imperia An Phu located in Lot 5, An Phu Ward, District 2, Ho Chi Minh City, for the period of 3 years from 1 August 2012.

The rental fees are reviewed annually. All utility charges and repairs and maintenance are for the account of BIS HCMC.

On 31 December 2014, BIS HCMC signed a new lease agreement to replace the above lease agreements with Thien Huong Co Ltd. The new lease agreement provides the same terms and conditions except for the following:

i.                      The lease term for Tu Xuong campus is extended up to 7 November 2051;

ii.                   Monthly rental fee shall be paid quarterly at the beginning of each quarter; and,

iii.                From 1 September 2018 the rental deposit of VND426,198,118,942 shall be applied against quarterly rental payments until the balance of rental deposit is equivalent to 2 years of rental fee.

THE entered into rental contract with Thien Huong Co Ltd with contract No. TH — GDTH/0112/HD.2012-IP dated 31 July 2012 and its annexes which covers the lease of 11 apartments at Imperia An Phu located in Lot 5, An Phu Ward, District 2, Ho Chi Minh City, for the period of 5 years from 1 August 2012.

8                                                  Spin off of the non-educational related business

On 7 August 2014, the People’s Committee of Hanoi City issued the amended investment license of THI after the spun off of the International Educatown Project in Tay Mo Ward into a separate legal entity. Pursuant to such spun off, the value of the following assets, liabilities and equities were carved out and transferred to the new entity:

Amount
VND
(Unaudited)
Assets	286,626,760,793
Advance to suppliers	282,378,746,040
Construction in progress	3,293,931,436
Value added tax to be reclaimed	954,083,317

LIABILITIES & EQUITIES	278,809,656,586
Payable to related parties	16,702,305,265
Paid in Capital	270,000,000,000
Foreign currency translation differences	7,341,448,727
Accumulated losses	(15,234,097,406)

9                                                  Cash and cash equivalents

	31 December 2014
	VND (Unaudited)	30 June 2014 VND
Cash on hand	291,440,166	691,364,695
Cash in bank	69,788,848,561	45,239,766,336
	70,080,288,727	45,931,131,031
Cash equivalents	53,000,000,000	38,000,000,000
	123,080,288,727	83,931,131,031

Cash and cash equivalents at 31 December include foreign currencies as follows:

	31 December 2014 (Unaudited)	30 June 2014
In original foreign currencies:
- United states dollars (USD)	1,429,547	685,861

10                                           Other short-term investments

	31 December 2014
	VND (Unaudited)	30 June 2014 VND
Deposits at HSBC Bank (Vietnam) Ltd (“HSBC”)	25,000,000,000	12,000,000,000
	25,000,000,000	12,000,000,000

Other short-term investments represent time deposits which will mature in 6 months. The said time deposits earn interest at the rate of 5.6% - 7.4% per annum (30 June 2014: 4.04% per annum).

11                                           Prepayments to suppliers

	31 December 2014
	VND (Unaudited)	30 June 2014 VND
Prepayments to local suppliers	4,858,043,920	14,555,597,400
Prepayments to overseas suppliers	308,234,702	8,051,736,506
	5,166,278,622	22,607,333,906

Prepayments to suppliers represent the advance payments for purchases of teaching equipment and tools for the renovation of school facilities.

12                                           Short-term prepaid expenses

	31 December 2014
	VND (Unaudited)	30 June 2014 VND
Opening balance	7,616,425,172	4,722,872,564
Additions	47,505,632,405	50,210,229,139
Transferred from long-term prepaid expenses	—	994,358,746
Amortisation	(35,681,012,680)	(48,311,035,277)
Closing balance	19,441,044,897	7,616,425,172

13                                           Other current assets

	31 December 2014
	VND (Unaudited)	30 June 2014 VND
Advances for acquisition of land use rights (*)	—	282,378,746,040
Short-term deposits	2,636,426,961	4,580,864,179
Advances to employees	2,658,381,055	1,118,494,476
	5,294,808,016	288,078,104,695

(*) This represents the advances to Tu Liem Land Development Center for the compensation, support, resettlement and site clearance for the International Educatown Project in Tay Mo Ward. This project was spun off to a new entity in August 2014 (Note 8).

14                                           Tangible fixed assets

	Building and structures	Leasehold improvements	School and office equipment and furniture	Motor vehicle	Others	Total
	VND	VND	VND	VND	VND	VND
Historical cost
1 July 2014	247,672,154,935	17,918,087,242	103,670,453,271	25,654,329,309	4,291,963,244	399,206,988,001
Acquisitions	979,660,272	5,252,037,342	11,234,401,753	2,164,970,000	43,277,793	19,674,347,160
Disposals	—	—	(174,077,442)	—	—	(174,077,442)
31 December 2014 (unaudited)	248,651,815,207	23,170,124,584	114,730,777,582	27,819,299,309	4,335,241,037	418,707,257,719
Fully depreciated	—	226,212,878	5,964,193,507	1,878,296,280	—	8,068,702,665

Accumulated depreciation
1 July 2014	(29,292,456,595)	(5,065,136,471)	(39,645,839,564)	(6,511,598,311)	(649,338,915)	(81,164,369,856)
Depreciation for the year	(5,077,262,855)	(1,061,877,584)	(5,965,393,109)	(1,071,739,259)	(285,874,987)	(13,462,147,794)
Disposals	—	—	110,318,893	—	—	110,318,893
31 December 2014 (unaudited)	(34,369,719,450)	(6,127,014,055)	(45,500,913,780)	(7,583,337,570)	(935,213,902)	(94,516,198,757)

Net book value
30 June 2014	218,379,698,340	12,852,950,771	64,024,613,707	19,142,730,998	3,642,624,329	318,042,618,145
31 December 2014 (unaudited)	214,282,095,757	17,043,110,529	69,229,863,802	20,235,961,739	3,400,027,135	324,191,058,962

15                                           Investment in a subsidiary

This represents THE’s 51% interest in Vietnam Living Joint Stock Company (“Vietnam Living”), a company under common control. The subsidiary’s purported business activity is to construct and operate a nursing home on the parcel of land in Go Dua Ward, Thu Duc District, Ho Chi Minh City which was originally being acquired by THE and then subsequently transferred to Vietnam Living. The investment was temporarily made through THE to facilitate the procurement of the necessary business licenses and pending the establishment of a more permanent ownership and operating structure and as such, THE’s Management did not consolidate Vietnam Living to THE’s accounts due to such temporary arrangement. THE disposed said interest on 2 December 2014.

16                                           Long-term prepaid expenses

	31 December 2014	30 June 2014
	VND (Unaudited)	VND
Opening balance	70,657,361,058	45,267,811,050
Additions	31,464,121,757	35,213,334,113
Transferred to short term prepaid expenses	—	(994,358,746)
Transferred from fixed assets	—	51,346,816,539
Disposal	(6,273,123)	(586,363,635)
Amortisation	(23,657,556,795)	(57,392,414,808)
Closing balance	78,457,652,897	72,854,824,513

The details of the long-term prepaid expenses are as follows:

	31 December 2014
	VND (Unaudited)	30 June 2014 VND
Repair and maintenance	960,977,188	645,665,391
Tools and supplies	65,827,187,941	60,992,915,817
Others	11,669,487,768	11,216,243,305
	78,457,652,897	72,854,824,513

17                                           Other non-current assets

	31 December 2014
	VND (Unaudited)	30 June 2014 VND
Long-term deposit	436,506,703,942	436,548,703,942

Other non-current assets represent:

•                  Rental deposits amounting to VND 426,198,118,942 (30 June 2014:VND 426,198,118,942) (Note 33) placed with Thien Huong Co., Ltd. Said deposits covers various lease agreements for various school facilities and premises of BIS HCMC (see Note 7). Pursuant to the amended lease agreement dated 31 December 2014, the rental deposits shall be partially offset against rental payments from 1 September 2018 until the balance is equivalent to 2 years of the rental fees.

•                  Deposit for implementing Business Cooperation Contracts placed with the parties to the two BCCs in relation to BIS HN and BVIS HN amounting to VND 10,270,000,000.

18                                           Short- term borrowings and debts

	31 December 2014
	VND (Unaudited)	31 December 2013 VND
Loan from Standard Chartered Bank (a)	—	169,980,000,000
Loan from VID Public Bank (b)	—	85,584,042,794
Loan from Eximbank (c)	—	64,754,607,440
Current portion of long term debts (Note 23)	—	44,936,800,000
	—	365,255,450,234

(a)                            The loan from Standard Chartered Bank represents a short term credit facility with a credit limit of USD 5,000,000 and VND 63,480,000,000 granted to BIS HCMC. The loan bear interest at the rate of 1.5% per annum for USD loans and 7.0% per annum for VND loans. This loan is secured by a mortgage over properties known as Lot No. 910, map No. 1 An Phu village, Thao Dien Ward, District 2, Ho Chi Minh City which are owned by Thien Huong Co Ltd, a related party.

On 14 October 2014, BIS HCMC paid back its outstanding loan with Standard Chartered Bank — Taiwan amounting to US$5,000,000 including accrued interest. On 20 October 2014, BIS HCMC paid back its outstanding loan with Standard Charted Bank Vietnam amounting to VND63,480,000,000. All mortgages and guarantees in connection with these loans were terminated accordingly.

(b)                             This short term credit facility has a credit limit of US$4,000,000 which can be withdrawn in both USD and VND, and intended to finance the acquisitions of school equipment and augment the BIS HCMC’s working capital. The loan bear interest at the higher of SIBOR (for respective tenor) plus 1.5% per annum or fixed deposit rate (for respective tenor). Overdue amounts are subject to interest at 1.5 times of the prevailing interest rate and overdue interest is subject to additional overdue interest charge of 5%. The loan is secured by a mortgage over the properties known as An Phu 1 Campus located at 225 Nguyen Van Huong Street, Thao Dien Ward, District 2, Ho Chi Minh City which are owned by Thien Huong Co Ltd, a related party. During the year, the borrowings in VND bear interest at the rate of 10% per annum while the borrowings in USD bear interest at the rate of 3.5% per annum. The outstanding loan was fully paid in 2014 and on 12 December 2014, VID Public Bank confirmed the cancelations of all credit facilities of BIS HCMC and handed over the original ownership documents kept by the bank as security for the credit facilities.

This also includes short term credit facility of VND25,000,000,000 granted to THI to finance the working capital requirements of BVIS HN. The loan bears interest at 8% per annum. The loan is secured by a mortgage over the 3-storey Gym and canteen, library, basket field, football field and other infrastructures (including the Land use right of 6,719.4 m2) located at 225 Nguyen Van Huong Street, Thao Dien Ward, District 2, Ho Chi Minh City which are owned by Thien Huong Co., Ltd. In November 2014, the credit facility with VID Public Bank was discharged including the mortgage related thereto.

(c)                              This short term credit facility has a credit limit of VND20,000,000,000 granted to THI to finance the working capital requirements of BIS HN. The loan bears interest at 7.8% per annum. The loan is secured by a mortgage over 10 apartments in Sai Gon View Residences, located at 117 Nguyen Cuu Van Street, Ward 17, Binh Thanh District, Ho Chi Minh City owned by Hieu Duc Joint Stock Company, a related party under common control. As of 31 December 2014 the loan is fully paid and in January 2015, the credit facility was cancelled and the corresponding mortgages on certain assets of the owners were released accordingly.

This also includes short term credit facilities of VND40,000,000,000 and VND20,000,000,000 granted to THE. The loans bears interest from 7.5% to 8% per annum. The loan is secured by a mortgage over certain apartments units in Saigon Riverview located at 117 Nguyen Cuu Van Street, Ward 17, Binh Thanh District, Ho Chi Minh City owned by Hieu Duc Joint Stock Company, a related party under common control.

On 27 November 2014, THE and Eximbank signed the liquidation of the credit contract and the related mortgage contract and pledge contract.

On 25 December 2014, BIS HCMC signed a new loan agreement with Eximbank for working capital facility amounting to VND110 billion. The loan is secured by certain assets of the owners. As at 31 December 2014, BIS HCMC had not drawn from this new facility.

The summary of the interest expense incurred is as follows:

	Six months ended 31 December 2014		Six months ended 31 December 2013
	Interest rate	Interest expenses	Interest rate	Interest expenses
Bank	%	VND	%	VND
HSBC Bank (Vietnam) Ltd - VND	7.00% - 9.00%	—	7.00% - 9.00%	1,391,366,168
Standard Chartered Bank - VND	7.00% - 9.50%	4,635,242,847	7.00% - 9.50%	3,842,950,957
Standard Chartered Bank - USD	3.75%	476,395,208	3.75%	1,907,467,200
VID Public Bank — VND	8.00% - 10.00%	460,268,437	8.00%-10.00%	2,370,539,955
VID Public Bank - USD	4.50%	1,014,847,387	4.50%	2,416,937,577
Eximbank — VND	7.80% - 8.00%	477,959,364	7.80% - 8.00%	1,835,075,340
		7,064,713,243		13,764,337,197

19                                           Trade accounts payable

	31 December 2014
	VND (Unaudited)	30 June 2014 VND
Payable for management fees (Note 33)	—	7,010,823,508
Others	4,223,904,321	11,674,068,084
	4,223,904,321	18,684,891,592

20                                           Taxes and amounts payable to State Budget

	31 December 2014
	VND (Unaudited)	30 June 2014 VND
Value added tax	1,311,682,710	1,326,414,104
Corporate income tax	5,535,308,395	20,920,423,958
Personal income tax	27,799,425,299	17,039,280,708
Others	726,718,548	38,852,248
	35,373,134,952	39,324,971,018

21                                           Accrued expenses

	31 December 2014
	VND (Unaudited)	30 June 2014 VND
Professional fee	—	220,000,000
13th month salary	4,589,545,271	2,186,747,661
Loan interest	950,000,000	2,724,779,827
Utilities	1,761,677,309	3,179,180,498
Taxes	—	1,231,596,401
Revenue sharing to counter parties in the BCCs (Note 1)	—	9,583,828,939
Others	3,472,949,962	746,687,903
	10,774,172,542	19,872,821,229

22                                                          Other payables

	31 December 2014
	VND (Unaudited)	30 June 2014 VND
Unearned revenue	546,970,570,942	—
Dividend payable (Note 33)	26,000,000,000	—
Refundable security deposit (*)	10,034,846,740	7,651,021,580
Social, health and unemployment insurance	390,366,784	705,073,558
Others	2,772,353,833	3,425,703,594
	586,168,138,299	11,781,798,732

(*) This pertains to the current portion of the deposits made by pupils and said deposits are supposed to be returned to them when they leave the school. The balance amounting to VND43,355,788,953 (30 June 2014: VND43,355,788,953) is presented under other long-term liabilities.

23                                                          Long-term borrowings and debts

	31 December 2014
	VND (Unaudited)	31 December 2013 VND
Loan from VID Public Bank (a)	—	34,616,760,000
Loan from Standard Chartered Bank (b)	187,500,000,000	175,000,000,000
Less: Current portion of long-term borrowings and debts (Note 18)	—	(19,936,800,000)
	187,500,000,000	189,679,960,000

(a)                            This long-term loan from VID Public Bank represents a long-term credit facility granted to BIS HCMC with a credit limit of US$5,000,000 to finance the lease of school facilities and rental deposits. The credit facility shall be subject to periodic/annual review and all drawings are payable in twenty-three (23) equal quarterly instalments starting on 31 August 2010. The loan bear interest at the higher of SIBOR (6 months) plus 2% per annum or fixed deposit rate (6 months) plus 2% per annum. Overdue amounts are subject to interest at 1.5 times of the prevailing interest rate and overdue interest is subject to additional overdue interest charge of 5%.

The loan is secured by a mortgage over the properties known as An Phu 1 Campus located at 225 Nguyen Van Huong Street, Thao Dien Ward, District 2, Ho Chi Minh City which are owned by Thien Huong Co Ltd, a related party.

On 12 December 2014, VID Public Bank confirmed the cancelations of all credit facilities of BIS HCMC and handed over the original ownership documents kept by the bank as security for the credit facilities.

(b)                            This pertains to THE’s long-term loan from Standard Chartered Bank. The loan is for a period of 10 years and bore interest at rates ranging from 9.0% to 9.5% per annum. The loan is secured by the guarantee letter issued by BIS HCMC, certain assets of the Owners and certain assets of Thien Huong Co Ltd a related party, which include the land use rights and assets attached to those land use rights where the An Phu 1 and An Phu 2 campuses of BIS HCMC are located.

On 15 December 2014, Standard Chartered Bank Vietnam confirmed the termination of the banking facility of THE with the bank.

On 9 December 2014, THE signed a new loan agreement with Eximbank for VND188 billion. The loan is for a term of 120 months and bears interest at 9% per annum. The loan is secured by certain properties owned by Hieu Duc Join Stock Company. The loan was paid back in March 2015.

24                                                          Owners’ equity

	Paid-in capital	Retained earnings	Foreign currency translation difference	Total
	VND	VND	VND	VND
1 July 2013	364,295,031,393	130,210,162,973	7,341,448,727	501,846,643,093
Net profit	—	198,732,604,611	—	198,732,604,611
Dividends	—	(217,993,127,609)	—	(217,993,127,609)
30 June 2014	364,295,031,393	110,949,639,975	7,341,448,727	482,586,120,095

1 July 2014	364,295,031,393	110,949,639,975	7,341,448,727	482,586,120,095
Contributions	48,000,000,000	—	—	48,000,000,000
Net profit	—	71,986,652,800	—	71,986,652,800
Dividends	—	(245,185,606,208)	—	(245,185,606,208)
Transferred to carved out entity (Note 8)	(270,000,000,000)	15,234,097,406	(7,341,448,727)	(262,107,351,321)
31 December 2014 (Unaudited)	142,295,031,393	(47,015,216,027)	—	95,279,815,366

Paid-in capital

	31 December 2014
	VND (Unaudited)	31 December 2013 VND
The British International School Company Limited	71,595,031,393	23,595,031,393
Thien Huong Education Joint Stock Company	50,000,000,000	50,000,000,000
Thien Huong Investment Company Limited (net off contribution from The British International School Company Limited)	20,700,000,000	290,700,000,000
	142,295,031,393	364,295,031,393

As mentioned in Note 4, Basis of preparation of the combined financial statements, the various entities included in the combined financial statements are owned by Mr. and Mrs. Nguyen Duc Hinh and various entities which in turn are owned as well by Mr. and Mrs. Nguyen Duc Hinh. Such underlying common beneficial ownership was the basis for the preparation of the combined financial statements. The legal ownerships though are as presented below:

The British International School Company Limited

In accordance with the Business Registration Certificate No. 411022000066 BVIS HCMC’s charter capital has been fully contributed by the shareholders as follows:

	Charter capital		Contribution as of 31 December 2014 USD	Equivalent VND
	USD	%	(Unaudited)	(Unaudited)
BIS Ltd	3,316,824	90	3,316,824	64,516,522,000
Thien Huong Company Limited	450,000	10	450,000	7,078,509,393
	3,766,824	100	3,766,824	71,595,031,393

On 5 November 2014, the People’s Committee of Ho Chi Minh City approved and issued the amended investment license of BIS HCMC. The amended investment license include, among others, the increase in its charter capital from US$1,500,000 (equivalent to VND23,595,031,393) to US$3,766,824 (equivalent to VND72,000,000,000). Thien Huong Co Ltd did not contribute to the increase in charter capital and as a result its interest went down to 10%.

Thien Huong Education Joint Stock Company

In accordance with the Business Registration Certificate No. 4103013677 THE’s shares capital have been fully contributed by the shareholders as follows:

	Registered charter capital		Contributed charter capital as at 31 December 2014 (Unaudited)
	VND	%	VND
Thien Huong Company Limited	45,000,000,000	90	45,000,000,000
Ms Ngo Thu Thuy	2,500,000,000	5	2,500,000,000
Mr Nguyen Duc Hinh	2,500,000,000	5	2,500,000,000
		100	50,000,000,000

	Common shares	Amount
	Share	VND
Authorised, issued and outstanding	5,000,000,000	50,000,000,000

Thien Huong Investment Company Limited

In accordance with the Business Registration Certificate No. 011022002138, THI’s charter capital has been fully contributed by the shareholders as follows:

	Charter capital		Paid up as of 31 December 2014 VND
	VND	%	(Unaudited)
Thien Huong Company Limited	1,320,000,000	2.5	1,320,000,000
Oasis Development Management Company Limited	19,380,000,000	36.5	19,380,000,000
The British International School Company Limited	32,300,000,000	61	32,300,000,000
	53,000,000,000	100	53,000,000,000

25                               Dividends

During the 6 months period ending 31 December 2014, BIS HCMC declared dividends amounting to VND245,185,606,208 out of which VND48,000,000,000 was reinvested into the charter capital and the rest was paid out to the shareholders.

26                               Revenue

	Six months ended 31 December 2014	Six months ended 31 December 2013
	VND (Unaudited)	VND (Unaudited)
By School
BIS HCMC	310,733,770,099	316,107,806,760
BVIS HCMC	77,580,494,265	68,012,156,715
BIS HN	81,888,343,527	45,081,827,500
BVIS HN	51,597,415,503	28,434,752,278
	521,800,023,394	457,636,543,253
By services
Tuition fees	480,635,295,005	414,455,492,008
Registration fees	30,838,003,749	37,889,733,991
Language classes	4,451,234,874	2,988,800,000
Sale of uniforms	501,069,949	490,956,164
Others	5,374,419,817	1,811,561,090
	521,800,023,394	457,636,543,253

27                               Cost of services rendered

	Six months ended 31 December 2014	Six months ended 31 December 2013
	VND (Unaudited)	VND (Unaudited)
Salaries and employee benefits	227,738,885,752	180,927,780,838
Housing and other allowances	39,574,378,788	35,827,111,845
Amortisation of long- term prepaid expenses	23,978,822,777	22,918,621,767
Depreciation	12,128,652,464	11,594,505,825
Food and beverage	8,528,654,135	7,501,562,821
Supplies	7,777,008,305	7,139,986,913
Uniforms	4,372,609,623	5,305,973,308
Travel expenses	3,604,386,709	3,459,133,693
Examination fees	1,664,457,924	284,646,245
CPD and training fees	696,175,183	279,972,652
Others	8,018,235,671	4,639,546,932
	338,082,267,331	279,878,842,839

28                               Income from financial activities

	Six months ended 31 December 2014	Six months ended 31 December 2013
	VND (Unaudited)	VND (Unaudited)
Interest income from bank deposits	6,994,437,823	7,271,714,715
Realised gain from foreign exchange differences	1,627,094,953	39,355,473
	8,621,532,776	7,311,070,188

29                               Expenses from financial activities

	Six months ended 31 December 2014	Six months ended 31 December 2013
	VND (Unaudited)	VND (Unaudited)
Interest expense	7,283,807,082	13,764,337,197
Realised loss from foreign exchange differences	54,146,876	69,280,093
Unrealised loss from foreign exchange differences	689,394,843	—
	8,027,348,801	13,833,617,290

30                               General and administration expenses

	Six months ended 31 December 2014	Six months ended 31 December 2013
	VND (Unaudited)	VND (Unaudited)
Salaries and employee benefits	41,787,741,622	32,976,644,902
Rent	19,239,162,000	19,214,377,599
Housing and other allowances	8,821,096,062	8,301,677,364
Electricity and water	3,568,966,899	2,781,764,974
Travel and transportation	1,820,113,340	1,816,207,365
Depreciation and amortisation	1,806,427,657	1,537,183,893
Supplies	1,664,980,366	1,689,103,322
Meals	579,195,743	379,036,556
Security	584,100,962	499,760,002
Amortisation of pre-operating expenses	391,426,798	5,385,487,848
Fuel	130,033,450	169,518,980
Other outside services	4,978,067,222	6,034,686,697
Others	17,740,832,879	12,982,948,743
	103,112,145,000	93,768,398,245

31                               Cost by elements

	Six months ended 31 December 2014	Six months ended 31 December 2013
	VND (Unaudited)	VND (Unaudited)
Supplies	9,441,988,671	8,829,090,235
Salaries and employee benefits	317,922,102,224	258,033,214,949
Depreciation and amortisation	13,935,080,121	13,131,689,718
Outside service costs	77,161,459,350	77,520,042,555
Other costs	25,759,068,550	17,622,949,008
	444,219,698,916	375,136,986,465

32                               Corporate income tax

The British International School Company Limited

BIS HCMC is liable to pay corporate income tax at the rate of 10% on taxable income from educational services and 25% on income arising from other services. BIS HCMC is entitled to corporate income tax exemption for a period of four years from the first profitable year (which was in 2003) and to a further 50% reduction for the ensuing four years for taxable income from school fees.

Thien Huong Education Joint Stock Company

THE is liable to pay corporate income tax at the rate of 10% on taxable income from educational services and 25% on income arising from other services. THE is entitled to corporate income tax exemption for a period of four years from the first profitable year and to a further 50% reduction for the ensuing five years for taxable income from school fees.

Thien Huong Investment Company Limited

BIS HN is liable to pay corporate income tax at the rate of 10% on taxable income from educational services and 25% on income arising from other services. THE is entitled to corporate income tax exemption for a period of four years from the first profitable year and to a further 50% reduction for the ensuing five years for taxable income from school fees.

BVIS HN is liable to pay corporate income tax at the rate of 10% on taxable income from educational services and 25% on income arising from other services. THE is entitled to corporate income tax exemption for a period of four years from the first profitable year and to a further 50% reduction for the ensuing five years for taxable income from school fees.

In accordance with the Law 32/2013/QH13 issued by the National Assembly of Vietnam on 19 June 2013 which is effective on 1 January 2014, the standard corporate income tax rate has been reduced to 22% and 20% from 2014 and 2016 respectively.

Recognised in the statement of income:

The corporate income tax (“CIT”) expense for the year has been calculated as follows:

	Six months ended 31 December 2014 (Unaudited)	Six months ended 31 December 2013 (Unaudited)
Current Corporate income tax expenses - Current income tax	6,733,416,980	9,307,775,048
	6,733,416,980	9,307,775,048
Deferred corporate income tax	—	—
Total estimated corporate income tax expenses	6,733,416,980	9,307,775,048

(*) This amount represents the over declared and recorded corporate income tax expense for the 6 months periods ending 31 December 2014 and 2013 in BIS HCMC.

The calculation of current CIT expenses is subject to the review and approval of the local tax authorities.

Reconciliation of effective tax rate:

	Six months ended 31 December 2014	Six months ended 31 December 2013
	VND (Unaudited)	VND (Unaudited)
Profit before tax	78,720,069,780	66,725,420,992
Tax at the Group’s tax rate (10%)	7,872,006,978	6,672,542,099
Effects of:
Deferred tax asset on tax losses unrecognised	715,674,369	2,659,876,447
Effects of income tax on exempted taxable profits	(1,854,264,367)	(36,690,144)
Effects of tax at standard tax rate (22%/25%)	—	12,046,646
	6,733,416,980	9,307,775,048

BIS Group did not recognise deferred income tax since the amount is considered immaterial.

33                               Transactions with related parties

During the 6 months periods ending 31 December 2014 and 2013, the Group had transactions with related parties as follows:

			2014	2013
Related Parties	Relationship	Transactions	VND (Unaudited)	VND (Unaudited)
Thien Huong Co., Ltd	Under common ownership	School and apartment rental fees and utilities charged to BIS HCMC	27,004,195,739	26,695,541,788

		Dividends	73,555,682,208	65,398,127,622

		Rental deposit made by BIS HCMC	91,754,000,000	5,500,000,000

		Apartment rental for teachers charged to BVIS HCMC	1,251,005,897	1,283,093,980

		Sales of investment in subsidiary	25,500,000,000	—

		Bank guarantees to Standard Chartered Bank and VID Public Bank (Note 18 & Note 23)	NA	NA

BIS Ltd.	Under common ownership	Dividends	123,629,924,346	152,608,991,000
		Capital contributions	48,000,000,000	—
		Management fees charged to the Group	—	4,625,483,975

Ms Ngo Thu Thuy	Owner	Loans repayments by BVIS HCMC	—	12,850,000,000

Hieu Duc Joint Stock Company	Under common ownership	Bank guarantees to Eximbank (Note 18)	NA	NA

As at 31 December 2014 and 30 June 2014, the following balances were outstanding with related parties:

			31 December 2014
Related parties	Relationship	Transactions	VND (Unaudited)	30 June 2014 VND
Receivables
Thien Huong Co., Ltd	Under common ownership	Long term deposit (Note 17)	426,198,118,942	426,198,118,942
		Advances for apartment rental	—	4,188,706
			426,198,118,942	426,202,307,648

Payables
Thien Huong Co., Ltd	Under common ownership	Payable for apartment rental for teachers	185,312	—
		Dividends payable (Note 22)	26,000,000,000	—

BIS Ltd.	Under common ownership	Management fee payable (Note 19)	—	7,010,823,508
			26,000,185,312	7,010,823,508

34                               Remuneration of the Boards of Directors

During each of the six months periods, the Boards of Directors received total remuneration as the follows:

	Six months ended 31 December 2014	Six months ended 31 December 2013
	VND (Unaudited)	VND (Unaudited)
Salary	704,880,000	692,185,000

35                               Fair value of financial instruments

As at 31 December 2014, the details of the carrying amounts as well as the fair values of the Group’s financial assets and liabilities are presented below:

	31 December 2014		30 June 2014
	Carrying value	Fair value
	VND (Unaudited)	VND (Unaudited)	Carrying value VND	Fair value VND
Financial assets
Financial assets carried at amortised costs
Cash and cash equivalents	123,080,288,727	123,080,288,727	83,931,131,031	83,931,131,031
Trade accounts receivable (net)	1,305,501,540	1,305,501,540	1,182,656,468	1,182,656,468
Other receivables	8,781,799,949	8,781,799,949	1,082,943,988	1,082,943,988
Other long- term receivables	2,947,983,053	2,947,983,053	3,405,179,139	3,405,179,139
Refundable long term deposits (*)	10,270,000,000	2,735,950,447	10,270,000,000	2,670,014,241

Held to maturity investment
Other short-term investments	25,000,000,000	25,000,000,000	12,000,000,000	12,000,000,000

Financial liabilities
Short term financial liabilities carried at amortised costs
Short term borrowings and debts (***)	—	—	365,255,450,234	365,255,450,234
Trade accounts payable	4,223,904,321	4,223,904,321	18,684,891,592	18,684,891,592
Other liabilities	85,344,900,003	85,344,900,003	71,153,621,272	71,153,621,272

Long term financial liabilities carried at amortised costs
Severance allowances(**)	34,919,428,612	26,673,744,355	26,022,189,092	19,877,450,662
Other long-term liabilities (**)	43,355,788,953	31,261,671,234	43,355,788,953	31,261,671,234
Long term borrowings and debts (***)	187,500,000,000	187,500,000,000	189,679,960,000	189,679,960,000

(*) Fair value of long term deposits is determined by discounting the associated future cash flows at the expected market deposit interest rate of 5% per annum.

(**) Fair value of severance allowances and other long-term liabilities is determined by discounting the associated future cash flows at the expected market lending interest rate of 8% per annum.

(***) Borrowings from banks are at market interest rates, therefore their carrying values approximate their fair values.

The carrying values of other financial assets and liabilities are considered reasonable approximation of their fair values as at the balance sheet date because of their short term nature or due to immaterial differences.

36                            Risk management objectives and policies

The Company is exposed to various risks in relation to financial instruments which were presented in Note 35, including market risk, credit risk and liquidity risk. While there is no official written risk management policies, the directors meet often to review and manage the risks on a regular basis. Exposure to each kind of risk is summarized below:

(a)                                 Market risk

Foreign exchange sensitive

Most of the Company’s transactions were carried out in Vietnamese dong. However, the Company had cash in US Dollars and a huge amount of bank loans denominated in US Dollars. As a result, the fluctuation of foreign exchange rate would have a significant impact on the Company’s financial performance and position. Financial assets and financial liabilities in US Dollars converted into VND using the commercial bank rate at the balance sheet date, are as follows:

	31 December 2014
	VND (Unaudited)	30 June 2014 VND
Denominated in USD
Financial assets	30,735,751,230	14,056,867,111
Financial liabilities	(8,167,804,050)	(34,117,862,050)
Short-term exposure	22,567,947,180	(20,060,994,939)

Financial assets	—	—
Financial liabilities	—	(14,679,960,000)
Long-term exposure	—	(14,679,960,000)

If assumes a +/-1 % change of the US-Dollar/VND exchange rate for the year ended at 31 December 2014 (30 June 2014: +/-1%), which have been determined based on the average market volatility in exchange rates in the previous 12 months the closing market volatility in exchange rates, the sensitivity of the net result for the year and equity in regards to the Company’s financial assets and financial liabilities as followings:

If the VND had weakened against the US Dollar by 1% (30 June 2014: 1%) then this would have had the following impact:

	Six months ended 31 December 2014	Year ended
	VND (Unaudited)	30 June 2014 VND
Effect on net result for the year	194,943,721	(326,849,657)
Effect on equity	194,943,721	(326,849,657)

If the VND had strengthened against the US Dollar 1% (30 June 2014: 1%), then this would have had the equal but opposite effect to the amount shown above, on the basis that all other variables remain constant.

Interest rate sensitivity

Interest rate risk is the risk that the fair value (fair value interest rates risk ) or future cash flows (cash flow interest rates risks ) of a financial instrument will fluctuate because of changes in market interest rates. Fair value interest rates risk arising from financial instruments carried fixed interest rates which are measured at fair value. As 31 December 2014, the Company’s borrowings carrying floating interest rates amounts to VND187,500,000,000 regarding loans due to Eximbank. The Company does not have any financial instruments that require measurement at fair value. Therefore, changes in interest rate risk do not impact the Company’s financial statements in relation to fair value of the financial instruments.

The Company is however exposed to changes in interest rate in relation to interest expenses from floating rates borrowings. The following table illustrates the sensitivity of the net result for the year and equity to a reasonably possible change in interest rates of +/-1% for loans and +/-4% for deposits with effect from the beginning of the year. These changes are considered to be reasonably possible based on observation of current market conditions. The calculations are based on the Company’s floating rate financial instruments held at each balance sheet date. All other variables are held constant.

The following table illustrates the sensitivity of the net result for the year and equity to a reasonably possible change in interest rates of +/-1% and +/-4% for loan and deposit.

	For the year ended 31 December 2014
	VND
	(Unaudited)
	Deposit		Loans
	+4%	-4%	+1%	-1%
Effect on gain	900,000,000	(900,000,000)	(1,687,500,000)	1,687,500,000
Effect on owner’s equity	900,000,000	(900,000,000)	(1,687,500,000)	1,687,500,000

(b)                                 Credit risk

The majority of financial assets are cash, other short-term investments and trade and other receivables as presented at Note 33. Cash and cash equivalents are strictly managed on account at trusted banks with high prestige while trade receivables are secured by pupils’ school reports. As such the management considers the credit risk as reasonably low.

	31 December 2014
	VND (Unaudited)	30 June 2014 VND
Financial assets
Cash and cash equivalents	123,080,288,727	83,931,131,031
Other short-term investments	25,000,000,000	12,000,000,000
Trade and other receivables	33,850,940,611	5,670,779,595
	181,931,229,338	101,601,910,626

(c)                                  Liquidity risk

The Company manages its liquidity needs by carefully monitoring scheduled debt servicing, payments for long-term financial liabilities as well as cash-outflows due in day-to-day business. Payment schedule is regularly reviewed by Directors to ensure cash available for payment and control risks on payment. As of 31 December 2014, the Company is obligated to pay for debts on due as the following:

	Current		Non-current
	Within 6 months	6 to 12 months	1 to 5 years
	VND	VND	VND
Long term borrowings and debts	—	—	187,500,000,000
Trade payables	4,223,904,321	—	—
Severance allowance	—	—	34,919,428,612
Other financial liabilities	85,344,900,003	—	43,355,788,953
	89,568,804,324	—	265,775,217,565

Comparative figures (30 June 2014)

	Current		Non-current
	Within 6 months	6 to 12 months	1 to 5 years
	VND	VND	VND
Short term borrowings and debts	200,965,045,751	164,290,404,483	—
Long term borrowings and debts	—	—	189,679,960,000
Trade payables	18,684,891,592	—	—
Severance allowance	—	—	26,022,189,092
Other financial liabilities	71,153,621,272	—	43,355,788,953
	290,803,558,615	164,290,404,483	259,057,938,045

37                                                       Commitment

As at 30 June 2014, the BIS Group was committed under lease agreements for leasehold properties and apartments for foreigner teachers in the following amounts:

	31 December 2014
	VND (Unaudited)	30 June 2014 VND
Within the next year	23,248,710,000	46,497,420,000
Within two to five years	152,719,085,000	152,719,085,000
Over five years	361,144,300,000	361,144,300,000
	537,112,095,000	560,360,805,000

38                                                       Subsequent Events

General:

Effective 1 January 2015 the respective entities within the combined financial statements came under new management and operational control by Nord Anglia Education Inc. a global operator of Premium International Schools and listed on the New York Stock Exchange. Following this on 2 March 2015, the respective legal shareholders’ or legal owners of the various companies included in the combined financial statements approved a resolution to amend the charter of each companies and various other resolutions for the resignations of Members of the Board of Management and the Board of Directors, appointment of Members of the Board of Management and the Board of Directors, appointment of legal representative, and appointment of bank signatories.

The British International School Company Limited (BIS HCMC)

a.              On 9 February 2015, HSBC confirmed the termination of the general credit facility and the release of the related pledge representing certain cash deposits.

b.              On 25 February 2015, the Board of Management of BIS HCMC approved a resolution to acquire 90% of the outstanding shares of Thien Huong Education Joint Stock Company from the original shareholders.

c.               On 2 March 2015, BIS HCMC signed a shareholder loan agreement with NAE HK Holdings Limited for a total credit facility of US$12 million. Each drawdown shall be for a period of 12 months and shall bear interest at 5.25% per annum. BIS HCMC had drawn the total amount of US$7 million and US$500 thousand on 21 March 2015 and 21 April 2015 respectively from the said facility.

d.              On 20 April 2015, the People’s Committee of Ho Chi Minh City issued the amended investment license of BIS HCMC which included, among others, the change of representative of BIS Ltd and the change of the Legal Representative and General Director of BIS HCMC.

Thien Huong Education Joint Stock Company (THE)

a.                  On 9 February 2015, HSBC confirmed termination of the general credit facility and the release of the related pledged cash deposits.

b.                   On 29 January 2015, THE signed a new revolving credit facility of VND31 billion for the payment of the land use right where the school campus is located. The loan was paid in full in March 2015.

c.                    On 20 January 2015, the People’s Committee of HCMC issued the land use rights to THE where the school campus is located. The land use right fee was paid on 9 February based on the decision of the Ho Chi Minh City tax office.

d.                   On 26 February 2015, BIS HCMC acquired 90% of the outstanding shares of THE from the original shareholders at par value.

e.                    In March 2015, the buildings and structures, and the land use rights were transferred to Thien Huong Co Ltd for a total consideration of VND 200,879,000,000 plus VAT of VND20,087,900,000 for the buildings and structures and VND 31,615,000,000 for the land use rights.

f.                     On 2 March 2015, THE signed a lease agreement, as amended, with Thien Huong Co Ltd for the lease of the buildings and structures where the school is located for a period of 25 years. Monthly rental from commencement date to the end of financial year 2106/2017 is VND1,323,958,600. From the financial year immediately following financial year 2016 until the end of the lease term, the rent shall be determined as follows:

i.         If the audited revenue in that financial year is less than or equivalent to VND214,580,000,000, no rent for that financial year shall be payable;

ii.      If the audited revenue in that financial year exceeds VND214,580,000,000 but is less than or equivalent to VND321,870,000,000, the rent for that financial year shall be an amount equal to six percent (6%) of the audited revenue in that financial year.

iii.   If the audited revenue in that financial year exceeds VND321,870,000,000 but is less than or equivalent to VND429,160,000,000, the rent for that financial year shall be an amount equal to six percent (8%) of the audited revenue in that financial year.

iv.  If the audited revenue in that financial year exceeds VND429,160,000,000, the rent for that financial year shall be an amount equal to six percent (10%) of the audited revenue in that financial year.

g.               On 2 March 2015, in a shareholders general meeting, the shareholders approved various resolutions to amend the charter of THE, resignation of Members of the Board of Management and the Board of Directors, appointment of Members of the Board of Management and the Board of Directors, appointment of legal representative, and appointment of bank signatories.

Thien Huong Investment Company Limited (THI)

In January 2015, the credit facilities with Eximbank were liquidated and the corresponding mortgages on certain assets of the owners were released accordingly.

Project Management Office “British International School — Hanoi” (BIS HN)

On 9 February 2015, HSBC confirmed the termination of the general credit facility and the release of the related pledge representing certain cash deposits.

39                                                       Approval of the combined financial statement

The combined financial statements were approved for issuance by the members of the Boards of Directors of the combined entities on 22 May 2015.

/s/ Graeme Robert Halder	/s/ George Rosales
Graeme Robert Halder	George Rosales
Director	Chief Financial Officer

Report of Independent Certified Public Accountants

on the combined financial statements of The British International School Company Limited, Thien Huong Education Joint Stock Company and Thien Huong Investment Company Limited for the year ended 30 June 2014

To:	The Boards of Directors
British International School Company Limited
Thien Huong Education Joint Stock Company and
Thien Huong Investment Company Limited

We have audited the accompanying combined financial statements of The British International School Company Limited, Thien Huong Education Joint Stock Company and Thien Huong Investment Company Limited (hereafter collectively referred as “the BIS Group”), which comprise the combined balance sheet as of 30 June 2014, and the related combined statement of income and cash flows for the year then ended, and the related notes to the combined financial statements.

Boards of Management’s joint responsibility for the combined financial statements

The Boards of Management are responsible for the preparation and fair presentation of these combined financial statements in accordance with Vietnamese Accounting Standards and System and in compliance with the relevant requirements on preparation and presentation of the financial statements; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the BIS Group as of 30 June 2014, and the result of its operations and its cash flows for the year then ended in accordance with Vietnamese Accounting Standards and System and relevant requirements on preparation and presentation of the financial statements in the Socialist Republic of Vietnam.

Other matters

The accompanying combined financial statements of the BIS Group as at and for the year ended 30 June 2013 were not audited, reviewed, or compiled by us, and accordingly, we do not express an opinion or any other form of assurance on them.

As mentioned in Note 3 — Accounting Framework, the combined interim financial statements have been prepared in accordance with the Vietnamese Accounting Standards, the Vietnamese Accounting System which vary in certain significant respect from U.S. generally accepted accounting principles.

GRANT THORNTON (VIETNAM) LIMITED

/s/ Alan Villasanta Dy
Alan Villasanta Dy
Auditor’s Certificate No 2229-2014-068-1
Audit Partner and Deputy General Director

Ho Chi Minh City, Vietnam

22 May 2015

Combined balance sheet

				30 June 2013
			30 June 2014	VND
	Notes	Code	VND	(Unaudited)
ASSETS
Current assets		100	423,822,078,769	432,408,425,877
Cash		110	83,931,131,031	73,077,632,874
Cash	8	111	45,931,131,031	38,577,632,874
Cash equivalents	8	112	38,000,000,000	34,500,000,000

Short term investments		120	12,000,000,000	52,000,000,000
Other short-term investments	9	128	12,000,000,000	52,000,000,000

Accounts receivable		130	24,872,934,362	29,908,440,052
Trade accounts receivable		131	1,240,628,468	654,207,292
Prepayments to suppliers	10	132	22,607,333,906	21,729,812,271
Other receivables		135	1,082,943,988	7,524,420,489
Provision for short term doubtful debts		139	(57,972,000)	—

Inventories		140	5,745,368,030	263,068,570
Inventories		141	5,745,368,030	263,068,570

Other current assets		150	297,272,645,346	277,159,284,381
Short term prepaid expenses		151	7,616,425,172	4,722,872,564
Value added tax to be reclaimed		152	1,464,746,293	1,420,710,083
Taxes and amounts receivable from the State Budget		154	113,369,186	236,876,425
Other current assets	11	158	288,078,104,695	270,778,825,309

The accompanying notes are an integral part of these statements

				30 June 2013
			30 June 2014	VND
	Notes	Code	VND	(Unaudited)
Non-current assets		200	865,480,223,721	831,384,228,758
Long term receivables		210	3,405,179,139	4,491,618,524
Other long- term receivables		218	3,405,179,139	4,491,618,524

Fixed assets		220	326,333,631,369	436,848,680,242
Tangible fixed assets	12	221	318,042,618,145	357,049,040,564
- Historical cost		224	399,206,988,001	440,274,594,278
- Accumulated depreciation		225	(81,164,369,856)	(83,225,553,714)
Intangible fixed assets		227	4,997,081,788	4,637,767,905
- Historical cost		228	8,674,609,760	7,552,145,609
- Accumulated amortisation		229	(3,677,527,972)	(2,914,377,704)
Construction in progress	13	230	3,293,931,436	75,161,871,773

Long- term investments		250	25,500,000,000	—
Investment in subsidiary	14	251	25,500,000,000	—

Other non-current assets		260	510,241,413,213	390,043,929,992
Long term prepaid expenses	15	261	72,854,824,513	45,267,811,050
Deferred tax assets		262	837,884,758	—
Other non-current assets	16	268	436,548,703,942	344,776,118,942
		270	1,289,302,302,490	1,263,792,654,635

The accompanying notes are an integral part of these statements

				30 June 2013
			30 June 2014	VND
	Notes	Code	VND	(Unaudited)
RESOURCES
Liabilities		300	806,716,182,395	761,946,011,542
Current liabilities		310	547,658,244,350	427,035,005,627
Short term borrowings and debts	17	311	365,255,450,234	267,422,285,277
Trade accounts payable	18	312	18,684,891,592	14,503,676,886
Advances from customers		313	92,564,281,252	91,506,675,949
Taxes and amounts payable to the State Budget	19	314	39,324,971,018	22,211,003,850
Payables to employees		315	174,030,293	78,228,478
Accrued expenses payable	20	316	19,872,821,229	9,765,435,846
Payable to related parties	32	317	—	13,991,013
Other payables	21	319	11,781,798,732	21,533,708,328

Long- term liabilities		330	259,057,938,045	334,911,005,915
Other long-term liabilities	21	333	43,355,788,953	26,348,821,202
Long- term borrowings and debts	22	334	189,679,960,000	290,551,476,000
Provision for severance allowance		336	26,022,189,092	18,010,708,713

Owners’ equity
Capital sources and funds		410	482,586,120,095	501,846,643,093
Paid-in capital	23	411	364,295,031,393	364,295,031,393
Foreign currency translation differences	23	416	7,341,448,727	7,341,448,727
Retained earnings	23	420	110,949,639,975	130,210,162,973
		440	1,289,302,302,490	1,263,792,654,635

22 May 2015

/s/ Graeme Robert Halder	/s/ George Rosales
Graeme Robert Halder	George Rosales
Director	Chief Financial Officer

The accompanying notes are an integral part of these statements

Combined statement of income

			Year ended	Year ended 30 June 2013
			30 June 2014	VND
	Notes	Code	VND	(Unaudited)
Gross sales	25	01	1,046,692,040,938	866,489,849,527
Less sale deductions:		02	(272,728)	(218,366,000)
Net sales		10	1,046,691,768,210	866,271,483,527
Cost of sales	26,30	11	(584,802,979,545)	(461,446,089,249)
Gross profit		20	461,888,788,665	404,825,394,278
Income from financial activities	27	21	10,609,028,297	16,736,756,821
Expenses from financial activities	28	22	(32,318,758,377)	(20,546,047,374)
Including: interest expense		23	(30,657,590,152)	(18,999,317,690)
Selling expenses	30	24	(5,527,155,586)	(8,374,022,535)
General and administrative expenses	29,30	25	(194,589,421,180)	(169,240,279,670)
Operating profit		30	240,062,481,819	223,401,801,520
Other income		31	107,164,101	1,155,451,358
Other expenses		32	(10,891,453,898)	(429,849,774)
Other (loss)/ profit		40	(10,784,289,797)	725,601,584
Profit before tax		50	229,278,192,022	224,127,403,104
Corporate income tax	31	51	(31,383,472,169)	(25,600,472,022)
Deferred corporate income tax	31	52	837,884,758	—
Net profit		60	198,732,604,611	198,526,931,082

22 May 2015

/s/ Graeme Robert Halder	/s/ George Rosales
Graeme Robert Halder	George Rosales
Director	Chief Financial Officer

The accompanying notes are an integral part of these statements

Combined statement of cash flows

		Year ended	Year ended 30 June 2013
		30 June 2014	VND
	Code	VND	(Unaudited)
Cash flows from operating activities
Profit before tax	01	229,278,192,022	224,127,403,104
Adjustments for:
Depreciation and amortisation	02	25,365,635,273	27,986,094,293
Changes in provisions	03	57,972,000	(526,644,800)
Unrealised loss from foreign exchange differences	04	1,576,307,453	436,174,331
Loss/ (gain) from disposal of fixed assets	05	9,771,998,630	(5,782,597,881)
Interest expenses	06	30,657,590,152	18,999,317,690
Interest income	07	(10,540,502,574)	(10,637,816,421)
Operating profit before adjustments to working capital	08	286,167,192,956	254,601,930,316
Changes in accounts receivable	09	(9,496,143,631)	(7,833,588,317)
Changes in inventory	10	(5,482,299,460)	(263,068,570)
Changes in accounts payable	11	39,897,443,332	25,595,196,772
Changes in prepaid expenses	12	20,499,997,235	(1,717,761,124)
Interest paid	13	(38,424,590,928)	(49,634,375,542)
Corporate income tax paid	14	(26,184,315,872)	(22,625,506,198)
Other cash inflows from operating activities	15	9,447,010,243	25,450,339,753
Other cash outflows from operating activities	16	(633,506,290)	(1,311,232,027)
Cash generated from operating activities	20	275,790,787,585	222,261,935,063

The accompanying notes are an integral part of these statements

Combined statement of cash flows (Continued)

		Year ended	Year ended 30 June 2013
		30 June 2014	VND
	Code	VND	(Unaudited)
Cash flows from investing activities
Acquisitions of fixed assets	21	(38,465,648,337)	(73,447,263,653)
Proceeds from disposal of fixed assets	22	62,862,500,000	117,600,000
Purchases of short-term investments	23	(25,500,000,000)	(52,000,000,000)
Proceeds from disposal of short-term investments	24	40,000,000,000	—
Purchase of long-term investments	26	—	(1,500,000,000)
Interest received	27	10,540,502,574	16,396,189,302
Rental deposits	29	(91,754,000,000)	(5,500,000,000)
Net cash outflows from investing activities	30	(42,316,645,763)	(115,933,474,351)

Cash flows from financing activities
Capital contributions	31	—	15,000,000,000
Loan proceeds	33	385,529,115,769	283,584,381,893
Debt repayments	34	(390,142,640,812)	(214,689,036,393)
Dividends paid	36	(218,007,118,622)	(185,005,996,149)
Net cash outflows from financing activities	40	(222,620,643,665)	(101,110,650,649)
Net increase in cash	50	10,853,498,157	5,217,810,063
Cash and cash equivalents at beginning of the year	60	73,077,632,874	67,643,674,368
Effects of changes in foreign exchange rates	61	—	216,148,443
Cash and cash equivalents at end of the year	70	83,931,131,031	73,077,632,874

22 May 2015

/s/ Graeme Robert Halder	/s/ George Rosales
Graeme Robert Halder	George Rosales
Director	Chief Financial Officer

The accompanying notes are an integral part of these statements

Notes to the combined financial statements

1                                                  Nature of operations of the companies

The British International School Company Limited

The British International School Company Limited (“BIS HCMC”) formerly known as British International School, was established in the Socialist Republic of Vietnam on 7 November 2001 as a joint venture between BIS Ltd., a company incorporated in the British Virgin Islands, and Thien Huong Company Ltd., for a period of 20 years pursuant to Investment Licence No. 2231/GP issued by the Ministry of Planning and Investment.

BIS HCMC changed its name to The British International School Company Limited and increased its charter capital to US$1,500,000 and extended the period of operations to 50 years in accordance with the new Investment Licence No. 411022000066 dated 14 May 2007 issued by the People’s Committee of Ho Chi Minh City.

The principal activities of BIS HCMC are to provide educational services at kindergarten, primary, secondary and high school levels to foreign and overseas Vietnamese children; to provide pilot educational services at kindergarten, primary, secondary and high school levels to Vietnamese children and to provide Management Consulting service for education from foundation to high school level.

As at 30 June 2014, BIS HCMC operates 3 campuses in Ho Chi Minh City as follows:

•                  An Phu 1 Campus - Fundino and Primary: located at 225 Nguyen Van Huong Street, Thao Dien Ward, District 2;

•                  An Phu 2 Campus - Secondary: located at 246 Nguyen Van Huong Street, Thao Dien Ward, District 2; and,

•                  Tu Xuong Campus - Primary: located at No. 43-45, Tu Xuong Street, Ward 7, District 3.

As at 30 June 2014, the BIS HCMC had 500 employees, including 16 managers (30 June 2013: 479 employees, including 16 managers).

Thien Huong Education Joint Stock Company

Thien Huong Education Joint Stock Company (“THE”) was established as a joint stock company pursuant to Business Registration Certificate No. 4103013677 dated 15 June 2009 and other amended certificates thereafter with the latest one dated 21 August 2013 granted by the Department of Planning and Investment of Ho Chi Minh City.

THE’s head office and the campus are located at no. 44-46 Street 1, Binh Hung Ward, Binh Chanh District, Ho Chi Minh City, Vietnam.

In accordance with the business registration certificate, THE’s principal activities are to provide education and services related to education.

As at 30 June 2014, THE had 168 employees (30 June 2013: 146).

Thien Huong Investment Company Limited

Thien Huong Investment Company Limited (“THI”), formerly known as Thien Huong Investment Joint Stock Company, was established on 08 August 2008 pursuant to Investment Certificate No. 011032000098 issued by the People’s Committee of Hanoi City for a period of 50 years. It was converted into a limited liability company pursuant to Investment Certificate No. 011022002138 dated 30 October 2013 issued by the People’s Committee of Hanoi City.

The THI’s head office is located at Area A, Tay Mo Professional and Vocational Training School Complex, Tay Mo Ward, NamTu Liem District, Hanoi City.

In accordance with the business registration certificate, the THI’s principal activities include the provision of: education services (Kindergarten, Primary, Secondary and High school); bilingual education on a pilot basis for students in kindergarten, primary, secondary and high school; providing teachers, students and parents with services such as entertainment, sports, commercial centres; providing parents with house leasing services and catering services within the International Educatown complex.

As at 30 June 2014, THI had 7 employees (30 June 2013: 3 employees).

Project Management Office “British International School — Hanoi”

Project Management Office “British International School — Hanoi” (“BIS HN”), formerly known as the Project Management Office “British Vietnamese International School- Hanoi”, is a Business Cooperation Contract between Sai Dong Urban Development & Investment Joint Stock Company and Thien Huong Investment Company Limited pursuant to Investment Certificate No. 01124001559 dated 22 March 2012 issued by the People’s Committee of Hanoi City and other amended certificates thereafter with the latest one dated 11 March 2014 issued by the People’s Committee of Hanoi City.

BIS HN’s project office and campus are located at Lot H3 — H4 Urban Ecology Vincom Village, Long Bien District, Hanoi City.

In accordance with the investment certificate, the principal activities of BIS HN include the provision of: education services for kindergarten, primary, secondary and high school for children of foreigners, overseas Vietnamese living in Vietnam and Vietnamese students; bilingual education (English — Vietnamese according to the curriculum and diplomas of the Ministry of Education of the United Kingdom); providing teachers, students and parents with boarding services for students, sports, food services, school bus, uniform, books and learning tools.

As at 30 June 2014, BIS HN had 155 employees.

Project Management Office “British Vietnamese International School — Royal City Campus”

Project Management Office “British Vietnamese International School — Royal City Campus” (“BVIS HN”) is a Business Cooperation Contract between Royal City Real Estate Development & Investment Joint Stock Company and Thien Huong Investment Company Limited pursuant to Investment Certificate No. 01124001890 dated 6 November 2012 issued by the People’s Committee of Hanoi City.

BVIS HN’s project office and campus are located at 72 Nguyen Trai Street, Thuong Dinh Ward, Thanh Xuan District, Hanoi City.

In accordance with the investment certificate, the principal activities of BVIS HN include the provision of: education services for kindergarten, primary, secondary and high school for children of foreigners, overseas Vietnamese living in Vietnam and Vietnamese students; bilingual education (English — Vietnamese according to the curriculum and diplomas of the Ministry of Education of the United Kingdom); providing teachers, students and parents with boarding services for students, sports, food services, school bus, uniform, books and learning tools.

As at 30 June 2014, BVIS HN had 104 employees.

Revenue sharing

According to the BIS HN’s business license, Sai Dong Urban Development & Investment Joint Stock Company is entitled to a 15% share of BIS HN’s revenue commencing from 1 July 2013.

According to the BVIS HN’s business license, Royal City Real Estate Development & Investment Joint Stock Company is entitled to a 15% share of the BCC’s revenue commencing from 1 July 2014.

BIS HN and BVIS HN accounts for their respective revenue and expenses in operating the schools. For statutory reporting purposes, the revenues and expenses are consolidated with the accounts of THI.

Revenue sharing to Sai Dong Urban Development & Investment Joint Stock Company and Royal City Real Estate Development & Investment Joint Stock Company is deducted directly from revenue of BIS HN and BVIS HN.

Financial position accounts

BIS HN and BVIS HN own their respective assets and all their respective liabilities are payable by the schools. For statutory reporting purposes, the assets and liabilities of BIS HN and BVIS HN are consolidated into the accounts of THI. The respective accounts and balances of BIS HN and BVIS HN are included in the accompanying combined financial statements.

2                                                  Fiscal year and currency

Fiscal year

The BIS Group’s fiscal year starts on 01 July and ends on 30 June of the following year.

Currency and foreign exchange

The combined financial statements are prepared in Vietnamese Dong (“VND”).

3                                                  Accounting framework

The combined financial statements have been prepared in accordance with the Vietnamese Accounting Standards, the Vietnamese Accounting System, and relevant statutory requirements of the Ministry of Finance (“VAS”), which may differ in some material respects from the generally accepted accounting principles and standards of the country of the reader.

Although there is no specific guidance under VAS with respect to combination of financial statements of entities under common control or which do not form a Group relationship, the Boards of Directors considered VAS’s conceptual framework and use their own judgment in the development of accounting policies with respect to the presentation of the combined financial statements of the BIS Group as described in Note 4.

4                                                  Basis of preparation of the combined financial statements

Basis of preparation of the combined financial statements

The purpose of the preparation of the combined financial statements comprising the accounts of The British International School Company Limited, Thien Huong Education Joint Stock Company, Thien Huong Investment Company Limited is due to a change in management and control from 1 January 2015, which led to the change in legal ownership on 2 March 2015. For purposes of statutory filings of the ultimate parent company after the change in ownership, there was a need to carve out the accounts of the various businesses affected by the change in ownership which are principally those entities operating certain educational institutions. All the other companies under the common control of the Owners were excluded in the combined financial statements and all transactions and balances with those other entities are disclosed in the combined financial statements as transactions with related parties. The entities included in the combined financial statements are owned by various entities representing the various indirect beneficial ownerships of Mr. and Mrs. Nguyen Duc Hinh (the “Owners”). For purposes of determining common control, all the various indirect beneficial ownerships of the Owners in the combined entities were taken as a whole and were made as the basis of their full ownerships of the entities included in the combined financial statements. Therefore certain entities with direct or indirect ownerships in the entities included in the combined financial statements are referred to as related parties in the combined financial statements instead of shareholders’.

The combined financial statements have been prepared by combining the financial statements of The British International School Company Limited, Thien Huong Education Joint Stock Company, Thien Huong Investment Company Limited. Thien Huong Investment Company Limited is the partner to the BCC contracts that operates BIS HN and BVIS HN and the accounts of the aforementioned BCC’s are included in the combined financial statements through the inclusion of Thien Huong Investment Company Limited. In the combined financial statements all assets and liabilities, equity accounts and revenues and expenses were combined and all inter-company transactions and balances were eliminated.

5                                                  Accounting policies

5.1                                        Foreign exchange

The Group’s reporting currency is the VND. Transactions arising in currencies other than the reporting currency are translated at the prevailing exchange rates at transaction dates. Monetary assets and liabilities denominated in currencies other than the reporting currency are translated at the prevailing exchange rates at the balance sheet date. Translation gains and losses and expenses relating to foreign exchange transactions arising thereafter are recorded in the statement of income.

During the construction stage of fixed assets, foreign exchange differences arising from the settlement of foreign currency monetary items used in the construction of said asset are recorded in owner’s equity. When the construction work is completed and the fixed assets are ready for its intended use, the foreign exchange differences arising during the construction phase are reclassified to its proper account in the balance sheet and amortised or recognised in the statement of operations over a maximum period of five years.

5.2                                        Estimates

The preparation of combined financial statements in conformity with Vietnamese Accounting Standards, Vietnamese Accounting System and prevailing accounting regulations in Vietnam requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

5.3                                        Cash and cash equivalents

Cash and cash equivalents include cash at bank and cash on hand as well as short term highly liquid investments such as money market instruments and bank deposits with original maturity terms of not more than three months.

5.4                                        Other short term investments

Pertain to other short term bank deposits with original maturity terms of more than three months.

5.5                                        Accounts receivable

Accounts receivable are carried at invoice value less a provision for doubtful debts at an amount that reflects the extent to which it is estimated that the accounts will not be collected in full.

5.6                                        Short term prepaid expense

Short term prepaid expenses represent pre-payments pertaining to prepaid expenses for periods less than one year. These expenses are amortised on a straight line basis over the prepayment term.

5.7                                        Inventories

Inventories are accounted for using the perpetual method. Cost is accounted for under the weighted average basis and valued at the lower of cost and net realizable value. Cost of inventory is composed of purchase costs and related costs. Net realizable value comprises the estimated sales proceeds less estimated selling expenses. A provision for decline in inventory value is recorded where cost exceeds net realizable value.

5.8                                        Tangible fixed assets

Tangible fixed assets are stated at cost less accumulated depreciation. When assets are sold or retired, their cost and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the statement of income.

Cost

The initial cost of a tangible fixed asset comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the tangible fixed assets have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to the statement of income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of a tangible fixed asset beyond its originally assessed standard of performance, the expenditures are capitalised as an additional cost of tangible fixed asset.

Depreciation

Depreciation is computed on a straight-line basis over the estimated useful lives of items of tangible fixed assets. The estimated useful lives are as follows:

Buildings and structures	08 - 50 years
Leasehold improvements	10 years
Machinery and equipment	08 - 10 years
Motor vehicle	08 - 10 years
Office and other equipment	03 – 10 years
Others	04 – 10 years

The useful life and depreciation method are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of tangible fixed assets.

5.9                                        Intangible fixed assets

Intangible fixed assets are initially recognised at cost. The cost of intangible fixed asset is the total amount of expense incurred by the BIS Group to acquire an asset at the time the asset is considered ready its intended use.

Computer software

The cost of computer software, which is not an integral part of the related hardware, is amortised on a straight-line basis over the estimated useful lives of the assets which is estimated to be within 2-10 years.

5.10                                 Long-term investments

Investment in subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to control the financial and operating policies. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

In the Group’s combined balance sheet, subsidiaries are carried at cost and are excluded from consolidation when there is evidence that the subsidiary is acquired with the intention to dispose of it within twelve months and that management is actively seeking a buyer.

The results of the subsidiaries are accounted for by the Group on the basis of dividends received and receivable at the balance sheet date.

5.11                                 Long- term prepaid expense

Repair and maintenance

Repair and maintenance expenses represent the costs of repair of campuses which do not satisfy the requirements for capitalization as fixed assets and these are amortised over periods of 2 to 3 years.

Tools and supplies

Tools and supplies represent tools and supplies put into use which are amortised over period of 2 to 3 years.

5.12                                 Financial instruments — presentation and disclosures

On 6 November 2009, the Ministry of Finance issued Circular 210/2009/TT-BTC providing guidance on the application of International Financial Reporting Standards (“IFRS”) on the presentation and disclosure of financial instruments (“Circular 210”) which is effective for the financial years beginning on or after 1 January 2011.

As Circular 210 only requires the presentation and disclosure of financial instruments in accordance with IFRS, recognition and measurement of these assets and liabilities on the BIS Group’s combined financial statements are still in accordance with Vietnamese Accounting Standards and System.

Classification

In accordance with Circular 210, the BIS Group classifies its financial assets and financial liabilities in the following categories:

For financial assets:

•                  financial assets at fair value through profit or loss (“FVTPL”)

•                  held-to-maturity (“HTM”) investments

•                  available-for-sale (“AFS”) financial assets

•                  loans and receivables

For financial liabilities:

•                  financial liabilities at FVTPL

•                  other financial liabilities at the amortised cost

Fair value measurement and disclosure

In accordance with Circular 210, the BIS Group discloses fair values of financial assets and financial liabilities along with their corresponding book values and these are disclosed unless impacts are immaterial.

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

The BIS Group does not have any financial instruments traded on an active market. The fair values of financial instruments that are not traded in an active market are determined using valuation techniques.

5.13                                 Payables and accruals

Payables and accruals are recognised as amounts to be paid in the future for goods and services received, whether or not billed to the Group.

5.14                                 Employee benefits

Post employment benefits

Post employment benefits are paid to retired employees of the BIS Group by the Social Insurance Agency which is administered by the Ministry of Labour and Social Affairs. The BIS Group is required to contribute to these post employment benefits by paying the monthly social insurance premiums to the Social Insurance Agency at the rate of 17% (18% from 2014) of an employee’s basic salary. The BIS Group has no further obligation to fund the post employment benefits of its employees, other than the liability to pay the monthly premiums to the Social Insurance Agency.

Provision for severance allowance

In accordance with Vietnamese Labour Laws and Law on Social Insurance, employees of the BIS Group are entitled to severance allowance based on their years of service payable by the BIS Group as a lump sum amount at the time the employees terminate their employment with the BIS Group. The employees shall not be entitled for job loss allowances or job severance allowances for the time they have been paying unemployment benefits as mentioned in Unemployment benefits.

The balance of the provision for severance allowance represents the estimated liability as a result of services rendered by employees. For Vietnamese employees, the provision is calculated on the basis of a half-month salary for each employee for each year of service with the BIS Group until 31 December 2008 based on basic salary levels at the balance sheet date. For Expatriate employees, the provision is calculated based on the specific contractual amount stated in the labour contracts.

Unemployment benefits

According to Circular No. 04/2009/TT-BLDTBXH which provides guidance to the implementation of Decree No. 127/2008/ND-CP on unemployment insurance, from 1 January 2009, the BIS Group is obliged to pay unemployment insurance equivalent to 1% of the employees basic salary and deduct 1% from the basic salary of each employee then simultaneously remit said amounts to the Unemployment Insurance Fund.

5.15                                 Revenue

Revenue from tuition fees is recognised in the statement of income when services are rendered or evenly over the school year/academic year which basically last approximately 10 months.

In compliance with Decision No. 15/2006/QD-BTC, tuition fees received in advance are initially recorded as advances from customers in the balance sheet. At the beginning of each school year, advances from customers are reclassified to unearned revenue.

Revenue from non-refundable registration fees received in advance is initially recorded as advances from customers in the balance sheet. At the beginning of each school year, said advances from customers are recognised in the statement of income. Non-refundable registration fees received during the year for the current academic year is recognised in the statement of income outright.

Revenue from non-refundable application fees from sale of books are recorded upon receipt.

Interest income is recorded on a time-proportion basis using the effective interest method.

5.16                                 Direct costs included in cost of sales

Direct costs consist principally of salary and benefits for school principals and teaching staff and lecturers employed, plus the costs of teaching materials as well as expenses for the provision of school lunches, bus services and athletics programmes. These costs are recognised as incurred or over the school year/academic year which correspond to the period over which educational services are being provided.

5.17                                 Operating leases

Leases wherein substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rental payments applicable to such leases are recognized as expense on a straight-line basis over the term of the lease.

5.18                                 Provisions

A provision is recognised if, as a result of a past event, the BIS Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

5.19                                 Borrowing costs

Borrowing costs, comprising interest and related costs are recognized as an expense in the period in which they are incurred, except for borrowing costs relating to the acquisition of tangible fixed assets that are incurred during the period of construction and installation of the assets, which are capitalised as part of the cost of the related assets.

5.20                                 Income taxes

Current income tax assets and/or liabilities comprise obligations to, or claim from, fiscal authorities relating to the current or prior reporting periods that are unpaid at the balance sheet date. They are calculated according to the tax rates and tax laws applicable to the fiscal periods to which they relate based on the taxable profit for the year. All changes to current tax assets or liabilities are recognized as a component of tax expense in the statement of income.

Deferred income taxes are calculated using the liability method on temporary differences. This involves the comparison of the carrying amounts of assets and liabilities in the financial statements with their respective tax bases. In addition, taxes losses are available to be carried forward as well as other income tax credits to the BIS Group are assessed for recognition as deferred tax assets.

Deferred tax liabilities are always provided for in full. Deferred tax assets are recognized to the extent that it is probable that they will be able to be offset against future taxable income.

Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantially enacted at the balance sheet date. Most changes in deferred tax assets or liabilities are recognized as a component of tax expense in the income statement. Only changes in deferred tax assets or liabilities that relate to a change in value of assets or liabilities that is charged directly to equity are charged or credited directly to equity.

5.21                                 Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

5.22                                 Subsequent events

Post-year-end events that provide additional information subsequent to the balance sheet date to the date of issuance of the combined financial statements (adjusting events) are reflected in the financial statements. Post-year-end events that are not adjusting events are disclosed in the notes when material.

5.23                                 Off-balance sheet items

Amounts which are defined as off-balance sheet items under the Vietnamese Accounting System are disclosed in the relevant notes to these financial statements.

6                                                  Going concern assumptions

The financial statements of THE, which is included in these combined financial statements, have been prepared on a going-concern basis which assumes the realisation of assets and satisfaction of liabilities in the ordinary course of business notwithstanding the fact that THE has incurred accumulated losses of VND20,441,010,249 and has significant working capital deficiency of VND110,177,393,944 as at 30 June 2014.

The ability of THE to continue as a going concern depends on the continued financial support of its owners and ultimately dependent on the success of its future operations. An intermediate holding company has agreed to provide adequate funds for THE to meet its liabilities as they fall due. As such, the accompanying combined financial statements as at and for the year ended 30 June 2014 have been prepared assuming that THE will continue as a going concern for at least 12 months from the balance sheet date.

7                                                  Rental contracts

BIS HCMC entered into various rental contracts with Thien Huong Co Ltd, a related party, as follows:

•                  Contract No. TH-BIS0108 dated 1 August 2002 and its annexes covering the lease of An Phu 1 Campus, located at 225 Nguyen Van Huong Street, Thao Dien Ward, District 2, Ho Chi Minh City with an area of 6,164.15 m2  together with the existing structures and fixtures for a period of 49 years and expiring on 7 November 2051;

•                  Contract No. TH-BIS2-05/HD dated 15 August 2005 and its annexes for the rental of An Phu 2 Campus, located at 246 Nguyen Van Huong, Thao Dien Ward, District 2, Ho Chi Minh City with an area of 11,654.75 m2 together with the existing structures and fixtures for a period of 46 years and expires on 7 November 2051;

•                  Contract No. TH-BIS0207/HD.2007 dated 2 July 2007 and its annexes for the rental of Tu Xuong Campus at 43-45, Tu Xuong Street, Ward 7, District 3, Ho Chi Minh City with an area of 4,665 m2 together with the existing structures and fixtures for a period of 30 years from 15 December 2007;

•                  Contract No. TH-BIS0109/HD.2009 dated 26 June 2009 and its annexes for the lease of An Phu 1 school, located at 225 Nguyen Van Huong Street, Thao Dien Ward, District 2, Ho Chi Minh City with an area of 6,926 m2 together with the existing structures and fixtures for a period of 42 years and expires on 7 November 2051;

•                  Contract No TH-BIS3107.07/HD dated 31 July 2007 and its annexes provides for the lease of 36 apartments at Central Point located in 215 Nguyen Van Thu Street, Dakao Ward, District 1, Ho Chi Minh City for a period of 4 year from 30 June 2010;

•                     Contract No. TH-BIS0111/HD.2011-AP2MR dated 8 June 2011 and its annexes for the lease of An Phu 2 Campus, located at 246 Nguyen Van Huong Street, Thao Dien Ward, District 2, Ho Chi Minh City which includes a 5 storey building with an area of 5,016.38 m2 and the walking overpass connecting the school located at An Phu 1 (225 Nguyen Van Huong Street) and at An Phu 2 (246 Nguyen Van Huong Street) for a period of 40 years and expires on 7 November 2051; and,

•                  Contract No. TH — BIS0112/HD.2012-IP dated 31 July 2012 and its annexes provides for the lease of 38 apartments at Imperia An Phu located in Lot 5, An Phu Ward, District 2, Ho Chi Minh City, for the period of 3 years from 1 August 2012.

The rental fees are reviewed annually. All utility charges and repairs and maintenance are for the account of BIS HCMC.

THE entered into rental contract with Thien Huong Co Ltd with contract No. TH — GDTH/0112/HD.2012-IP dated 31 July 2012 and its annexes which covers the lease of 11 apartments at Imperia An Phu located in Lot 5, An Phu Ward, District 2, Ho Chi Minh City, for the period of 5 years from 1 August 2012.

8                                                   Cash and cash equivalents

		30 June 2013
	30 June 2014	VND
	VND	(Unaudited)
Cash on hand	691,364,695	351,925,434
Cash in bank	45,239,766,336	38,225,707,440
	45,931,131,031	38,577,632,874
Cash equivalents	38,000,000,000	34,500,000,000
	83,931,131,031	73,077,632,874

Cash and cash equivalents at 30 June include foreign currencies as follows:

		30 June 2013
	30 June 2014	(Unaudited)
In original foreign currencies:
- United states dollars (USD)	685,861	393,768

9                                                   Other short-term investments

		30 June 2013
	30 June 2014	VND
	VND	(Unaudited)
Deposits at HSBC Bank (Vietnam) Ltd (“HSBC”)	12,000,000,000	52,000,000,000
	12,000,000,000	52,000,000,000

Other short-term investments represent time deposits which will mature in 6 months. The said time deposits earn interest at the rate of 4.04% per annum (2013: 8.2%-8.8% per annum).

10                                           Prepayments to suppliers

		30 June 2013
	30 June 2014	VND
	VND	(Unaudited)
Prepayments to local suppliers	14,555,597,400	18,387,643,997
Prepayments to overseas suppliers	8,051,736,506	3,342,168,274
	22,607,333,906	21,729,812,271

Prepayments to suppliers represent the advance payments for purchases of teaching equipment and tools, and for the renovation of school facilities.

11                                           Other current assets

		30 June 2013
	30 June 2014	VND
	VND	(Unaudited)
Advances for acquisition of land use rights (*)	282,378,746,040	265,828,567,595
Short-term deposits	4,580,864,179	3,652,760,397
Advances to employees	1,118,494,476	1,297,497,317
	288,078,104,695	270,778,825,309

(*) This represents the advances to Tu Liem Land Development Center for the compensation, support, resettlement and site clearance for the International Educatown Project in Tay Mo Ward. This project was subsequently carve out and spun off to a new entity in August 2014 (Note 37).

12                                           Tangible fixed assets

	Building and structures	Leasehold improvements	School and office equipment and furniture	Motor vehicle	Others	Total
	VND	VND	VND	VND	VND	VND
Historical cost
30 June 2013 - unaudited	245,184,601,135	12,158,876,765	160,992,623,794	16,159,718,769	5,778,773,815	440,274,594,278
Acquisitions	2,487,553,800	6,065,163,754	20,363,049,704	9,524,860,540	1,320,281,300	39,760,909,098
Disposals	—	—	(458,431,471)	(30,250,000)	(2,885,004)	(491,566,475)
Transferred to prepaid expenses	—	(305,953,277)	(77,226,788,756)	—	(2,804,206,867)	(80,336,948,900)
30 June 2014	247,672,154,935	17,918,087,242	103,670,453,271	25,654,329,309	4,291,963,244	399,206,988,001
Fully depreciated	—	226,212,878	5,964,193,507	1,878,296,280	—	8,068,702,665

Accumulated depreciation
30 June 2013 - unaudited	(19,297,767,475)	(3,597,328,845)	(55,880,475,820)	(4,229,193,821)	(220,787,753)	(83,225,553,714)
Depreciation for the year	(9,994,689,120)	(1,617,699,064)	(10,181,826,842)	(2,282,404,490)	(428,551,162)	(24,505,170,678)
Disposals	—	—	105,373,572	—	—	105,373,572
Transferred to prepaid expenses	—	149,891,438	26,311,089,526	—	—	26,460,980,964
30 June 2014	(29,292,456,595)	(5,065,136,471)	(39,645,839,564)	(6,511,598,311)	(649,338,915)	(81,164,369,856)

Net book value
30 June 2013-unaudited	225,886,833,660	8,561,547,920	105,112,147,974	11,930,524,948	5,557,986,062	357,049,040,564
30 June 2014	218,379,698,340	12,852,950,771	64,024,613,707	19,142,730,998	3,642,624,329	318,042,618,145

13                                           Construction in progress

		30 June 2013
	30 June 2014	VND
	VND	(Unaudited)
Opening balance	75,161,871,773	7,047,185,683
Additions	—	68,542,307,019
Transferred to fixed assets	—	(123,176,489)
Disposal (*)	(71,867,940,337)	—
Write offs	—	(304,444,440)
Closing balance	3,293,931,436	75,161,871,773

(*) This relates to the payments for the compensation and site clearance of the parcel of land in Go Dua Ward, Thu Duc District, Ho Chi Minh City. The project was later on transferred to Vietnam Living Joint Stock Company, a subsidiary, for the consideration of VND 62,862,500,000 (Note 37).

14                                           Investment in a subsidiary

This represents THE’s 51% interest in Vietnam Living Joint Stock Company (“Vietnam Living”). The subsidiary’s purported business activity is to construct and operate a nursing home on the parcel of land in Go Dua Ward, Thu Duc District, Ho Chi Minh City which was originally being acquired by THE and then subsequently transferred to Vietnam Living. The investment was temporarily made through THE to facilitate the procurement of the necessary business licenses and pending the establishment of a more permanent ownership and operating structure and as such, THE’s Management did not consolidate Vietnam Living to THE’s accounts due to such temporary arrangement. THE subsequently disposed said interest on 2 December 2014 (Note 37).

15                                            Long-term prepaid expenses

	Year ended	Year ended 30 June 2013
	30 June 2014	VND
	VND	(Unaudited)
Opening balance	45,267,811,050	44,384,231,128
Additions	35,213,334,113	31,014,775,054
Transferred to short term prepaid expenses	(994,358,746)	—
Transferred from fixed assets	51,346,816,539	—
Disposal	(586,363,635)	—
Amortisation	(57,392,414,808)	(30,131,195,132)
Closing balance	72,854,824,513	45,267,811,050

The details of the long-term prepaid expenses are as follows:

		30 June 2013
	30 June 2014	VND
	VND	(Unaudited)
Repair and maintenance	645,665,391	301,723,524
Tools and supplies	60,992,915,817	18,429,565,019
Others	11,216,243,305	26,536,522,507
	72,854,824,513	45,267,811,050

16                                            Other non-current assets

		30 June 2013
	30 June 2014	VND
	VND	(Unaudited)
Long-term deposit	436,548,703,942	344,776,118,942

Other non-current assets represent:

•                  Rental deposits amounting to VND 426,198,118,942 (2013:VND 334,444,118,942) (Note 32) placed with Thien Huong Co., Ltd. Said deposits covers various lease agreements for various school facilities and premises of BIS HCMC (see Note 7). The advances will be applied as rental fees towards the end of the lease terms. Pursuant to the amended lease agreement dated 31 December 2014, the rental deposits shall be partially offset against rental payments from 1 September 2018 until the balance is reduced equivalents to 2 years of the rental fees.

•                  Deposit for implementing Business Cooperation Contracts placed with the parties to the two BCCs in relation to BIS HN and BVIS HN amounting to VND 10,270,000,000 (2013: VND 10,270,000,000).

17                                           Short- term borrowings and debts

		30 June 2013
	30 June 2014	VND
	VND	(Unaudited)
Loan from HSBC Bank (Vietnam) Ltd (HSBC)	—	72,262,385,532
Loan from Standard Chartered Bank (a)	169,980,000,000	—
Loan from VID Public Bank (b)	85,584,042,794	119,046,603,637
Loan from VID Public Bank — overdraft	—	11,012,325,054
Loan from Eximbank (c)	64,754,607,440	14,023,291,054
Current portion of long term debts (Note 22)	44,936,800,000	51,077,680,000
	365,255,450,234	267,422,285,277

(a)                            The loan from Standard Chartered Bank represent a short term credit facility with a credit limit of USD 5,000,000 and VND 63,480,000,000 granted to BIS HCMC. The loan bear interest at the rate of 1.5% per annum for USD loans and 7.0% per annum for VND loans. This loan is secured by a mortgage over properties known as Lot No. 910, map No. 1 An Phu village, Thao Dien Ward, District 2, Ho Chi Minh City which are owned by Thien Huong Co Ltd, a related party.

(b)                             This short term credit facility has a credit limit of US$4,000,000 which can be withdrawn in both USD and VND, and intended to finance the acquisitions of school equipment and augment the BIS HCMC’s working capital. The loan bear interest at the higher of SIBOR (for respective tenor) plus 1.5% per annum or fixed deposit rate (for respective tenor). Overdue amounts are subject to interest at 1.5 times of the prevailing interest rate and overdue interest is subject to additional overdue interest charge of 5%. The loan is secured by a mortgage over the properties known as An Phu 1 Campus located at 225 Nguyen Van Huong Street, Thao Dien Ward, District 2, Ho Chi Minh City which are owned by Thien Huong Co Ltd, a related party. During the year, the borrowings in VND bear interest at the rate of 10% per annum while the borrowings in USD bear interest at the rate of 3.5% per annum.

This also includes short term credit facility of VND25,000,000,000 granted to THI to finance the working capital requirements of BVIS HN. The loan bears interest at 8% per annum. The loan is secured by a mortgage over the 3-storey Gym and canteen, library, basket field, football field and other infrastructures (including the Land use right of 6,719.4 m2) located at 225 Nguyen Van Huong Street, Thao Dien Ward, District 2, Ho Chi Minh City which are owned by Thien Huong Co., Ltd.

(c)                              This short term credit facility has a credit limit of VND20,000,000,000 granted to THI to finance the working capital requirements of BIS HN. The loan bears interest at 7.8% per annum. The loan is secured by a mortgage over 10 apartments in Sai Gon View Residences, located at 117 Nguyen Cuu Van Street, Ward 17, Binh Thanh District, Ho Chi Minh City owned by Hieu Duc Joint Stock Company, a related party under common control.

This also includes short term credit facilities of VND40,000,000,000 and VND20,000,000,000 granted to THE. The loans bears interest from 7.5% to 8% per annum. The loan is secured by a mortgage over certain apartments units in Saigon Riverview located at 117 Nguyen Cuu Van Street, Ward 17, Binh Thanh District, Ho Chi Minh City owned by Hieu Duc Joint Stock Company, a related party under common control.

The summary of the interest expense incurred is as follows:

			Year ended 30 June 2013
	Year ended 30 June 2014		(Unaudited)
	Interest rate	Interest expenses	Interest rate	Interest expenses
Bank	%	VND	%	VND
HSBC Bank (Vietnam) Ltd - VND	7.00% - 9.00%	1,926,427,968	7.00% - 8.60%	4,501,466,373
HSBC Bank (Vietnam) Ltd - USD	3.50%	4,944,736	0.00%	—
Standard Chartered Bank - VND	7.00% - 9.50%	14,631,318,901	3.89% -10.25%	8,093,410,383
Standard Chartered Bank - USD	3.75%	4,202,756,250	0.00%	—
VID Public Bank — VND	8.00% - 10.00%	3,799,579,309	9.00% - 10.00%	3,181,885,511
VID Public Bank - USD	4.50%	3,131,076,171	4.50%	3,222,555,423
Eximbank — VND	7.80% - 8.00%	2,961,486,817	0.00%	—
		30,657,590,152		18,999,317,690

18                                           Trade accounts payable

		30 June 2013
	30 June 2014	VND
	VND	(Unaudited)
Payable for management fees (Note 32)	7,010,823,508	7,937,570,350
Others	11,674,068,084	6,566,106,536
	18,684,891,592	14,503,676,886

19                                           Taxes and amounts payable to State Budget

		30 June 2013
	30 June 2014	VND
	VND	(Unaudited)
Value added tax	1,326,414,104	5,925,919
Corporate income tax	20,920,423,958	16,068,400,753
Personal income tax	17,039,280,708	6,137,678,054
Others	38,852,248	(1,000,876)
	39,324,971,018	22,211,003,850

20                                           Accrued expenses

		30 June 2013
	30 June 2014	VND
	VND	(Unaudited)
Professional fee	220,000,000	210,000,000
13th month salary	2,186,747,661	3,333,121,927
Loan interest	2,724,779,827	1,009,067,105
Utilities	3,179,180,498	1,003,196,149
Taxes	1,231,596,401	1,064,937,578
Management fee (Note 32)	—	2,520,000,000
Revenue sharing to parties in the BCC (Note 1)	9,583,828,939	—
Others	746,687,903	625,113,087
	19,872,821,229	9,765,435,846

21                                                          Other payables

		30 June 2013
	30 June 2014	VND
	VND	(Unaudited)
Refundable security deposit (*)	7,651,021,580	4,649,791,977
Social, health and unemployment insurance	705,073,558	269,051,924
Payables to related party (Note 32)	—	14,250,000,000
Others	3,425,703,594	2,364,864,427
	11,781,798,732	21,533,708,328

(*) This pertains to the current portion of the deposits made by pupils and said deposits are supposed to be returned to them when they leave the school. The balance amounting to VND43,355,788,953 (2013: VND26,348,821,202) is presented under other long-term liabilities.

22                                                          Long-term borrowings and debts

		30 June 2013
	30 June 2014	VND
	VND	(Unaudited)
Loan from VID Public Bank (a)	34,616,760,000	54,118,156,000
Loan from Standard Chartered Bank (b)	175,000,000,000	256,211,000,000
Less: Current portion of long-term borrowings and debts (Note 17)	(19,936,800,000)	(19,777,680,000)
	189,679,960,000	290,551,476,000

(a)                            This long-term loan from VID Public Bank represents a long-term credit facility granted to BIS HCMC with a credit limit of US$5,000,000 to finance the lease of school facilities and rental deposits. The credit facility shall be subject to periodic/annual review and all drawings are payable in twenty-three (23) equal quarterly instalments starting on 31 August 2010. The loan bear interest at the higher of SIBOR (6 months) plus 2% per annum or fixed deposit rate (6 months) plus 2% per annum. Overdue amounts are subject to interest at 1.5 times of the prevailing interest rate and overdue interest is subject to additional overdue interest charge of 5%.

The loan is secured by a mortgage over the properties known as An Phu 1 Campus located at 225 Nguyen Van Huong Street, Thao Dien Ward, District 2, Ho Chi Minh City which are owned by Thien Huong Co Ltd, a related party.

(b)                            This pertains to THE’s long-term loan from Standard Chartered Bank. The loan is for a period of 10 years and bore interest at rates ranging from 9.0% to 9.5% per annum. The loan is secured by the guarantee letter issued by BIS HCMC, certain assets of the Owners and certain assets of Thien Huong Co Ltd a related party, which include the land use rights and assets attached to those land use rights where the An Phu 1 and An Phu 2 campuses of BIS HCMC are located.

23                                                          Owners’ equity

	Paid-in capital	Retained earnings	Foreign currency translation difference	Total
	VND	VND	VND	VND
01 July 2012 — unaudited	364,295,031,393	116,703,219,053	7,341,448,727	488,339,699,173
Net profit	—	198,526,931,082	—	198,526,931,082
Dividends	—	(185,019,987,162)	—	(185,019,987,162)
30 June 2013 — unaudited	364,295,031,393	130,210,162,973	7,341,448,727	501,846,643,093

01 July 2013 - unaudited	364,295,031,393	130,210,162,973	7,341,448,727	501,846,643,093
Net profit	—	198,732,604,611	—	198,732,604,611
Dividends	—	(217,993,127,609)	—	(217,993,127,609)
30 June 2014	364,295,031,393	110,949,639,975	7,341,448,727	482,586,120,095

(*) This pertains to the advances made for the acquisition of land use rights mentioned in Note 11. The carrying balance of this account as at August 2014 was removed as a result of the spun off of the related assets into a newly established entity.

Paid-in capital

		30 June 2013
	30 June 2014	VND
	VND	(Unaudited)
The British International School Company Limited	23,595,031,393	23,595,031,393
Thien Huong Education Joint Stock Company	50,000,000,000	50,000,000,000
Thien Huong Investment Company Limited (net off contribution from The British International School Company Limited)	290,700,000,000	290,700,000,000
	364,295,031,393	364,295,031,393

As mentioned in Note 4, Basis of preparation of the combined financial statements, the various entities included in the combined financial statements are owned by Mr. and Mrs. Nguyen Duc Hinh and various entities which in turn are owned as well by Mr. and Mrs. Nguyen Duc Hinh. Such underlying common beneficial ownership was the basis for the preparation of the combined financial statements. The legal ownerships though are as presented below:

The British International School Company Limited

In accordance with the Business Registration Certificate No. 411022000066 BVIS HCMC’s charter capital has been fully contributed by the shareholders as follows:

			Contribution as of
	Charter capital		30 June 2014	Equivalent
	USD	%	USD	VND
BIS Ltd	1,050,000	70	1,050,000	16,516,522,000
Thien Huong Company Limited	450,000	30	450,000	7,078,509,393
	1,500,000	100	1,500,000	23,595,031,393

Thien Huong Education Joint Stock Company

In accordance with the Business Registration Certificate No. 4103013677 THE’s shares capital have been fully contributed by the shareholders as follows:

			Contributed charter
	Registered charter capital		capital as at 30 June 2014
	VND	%	VND
Thien Huong Company Limited	45,000,000,000	90%	45,000,000,000
Ms Ngo Thu Thuy	2,500,000,000	5%	2,500,000,000
Mr Nguyen Duc Hinh	2,500,000,000	5%	2,500,000,000
			50,000,000,000

	Common shares	Amount
	Share	VND
Authorised, issued and outstanding	5,000,000,000	50,000,000,000

Thien Huong Investment Company Limited

In accordance with the Business Registration Certificate No. 011022002138, THI’s charter capital has been fully contributed by the shareholders as follows:

	Charter capital		Paid up as of 30 June 2014
	VND	%	VND
Thien Huong Company Limited	271,320,000,000	84	271,320,000,000
Oasis Development Management Company Limited	19,380,000,000	6	19,380,000,000
The British International School Company Limited	32,300,000,000	10	32,300,000,000
	323,000,000,000	100	323,000,000,000

24                               Dividends

During the years ending 30 June 2014 and 2013, the BIS HCMC declared and paid dividends to investors based on the operating results of their respective immediately preceding years. The details of declaration and payments are as follows.

Total
VND
Dividends declared during the year ended 30 June 2013 — unaudited	185,019,987,162
Dividend paid during the year ended 30 June 2013 - unaudited	(185,005,996,149)

Dividends declared during the year ended 30 June 2014	217,993,127,609
Dividend paid during the year ended 30 June 2014	(218,007,118,622)

25                               Revenue

		Year ended 30 June 2013
	Year ended 30 June 2014	VND
	VND	(Unaudited)
By School
BIS HCMC	729,950,301,704	651,608,938,397
BVIS HCMC	156,899,796,838	118,530,928,722
BIS HN	102,856,062,915	96,349,982,408
BVIS HN	56,985,879,481	—
	1,046,692,040,938	866,489,849,527
By services
Tuition fees	988,546,892,496	808,355,126,838
Registration fees	45,072,694,112	46,515,662,184
Language classes	7,995,130,700	6,025,949,520
Sale of uniforms	1,003,106,543	1,067,590,304
Others	4,074,217,087	4,525,520,681
	1,046,692,040,938	866,489,849,527

26                               Cost of services rendered

		Year ended 30 June 2013
	Year ended 30 June 2014	VND
	VND	(Unaudited)
Salaries and employee benefits	394,122,377,175	319,741,917,206
Housing and other allowances	49,225,134,966	29,513,152,442
Amortisation of long- term prepaid expenses	46,923,632,290	10,282,483,156
Depreciation	22,005,582,951	26,673,074,706
Supplies	17,568,736,896	16,255,818,129
Food and beverage	17,513,476,326	16,208,306,351
Travel expenses	12,505,095,409	10,967,526,267
Examination fees	3,850,765,573	3,422,036,252
Uniforms	3,820,347,063	3,114,996,127
CPD and training fees	2,931,480,394	2,308,818,682
Repairs and maintenance	2,428,836,260	3,346,990,747
Others	11,907,514,242	19,610,969,184
	584,802,979,545	461,446,089,249

27                               Income from financial activities

		Year ended 30 June 2013
	Year ended 30 June 2014	VND
	VND	(Unaudited)
Interest income from bank deposits	10,540,502,574	16,445,308,642
Realised gain from foreign exchange differences	68,525,723	291,448,179
	10,609,028,297	16,736,756,821

28                               Expenses from financial activities

		Year ended 30 June 2013
	Year ended 30 June 2014	VND
	VND	(Unaudited)
Interest expense	30,657,590,152	18,999,317,690
Realised loss from foreign exchange differences	84,860,772	1,079,047,853
Unrealised loss from foreign exchange differences	1,576,307,453	436,174,331
Others	—	31,507,500
	32,318,758,377	20,546,047,374

29                               General and administration expenses

		Year ended 30 June 2013
	Year ended 30 June 2014	VND
	VND	(Unaudited)
Salaries and employee benefits	71,733,835,207	54,315,120,857
Rent	39,010,978,813	33,622,373,320
Housing and other allowances	11,125,552,621	6,968,939,383
Amortisation of pre-operating expenses	10,301,333,334	13,156,301,552
Electricity and water	6,296,046,317	5,428,735,165
Depreciation and amortisation	3,139,051,459	4,074,477,395
Supplies	3,041,640,429	1,310,576,972
Meals	2,563,512,103	1,689,395,136
Security	2,258,274,374	1,033,065,272
Fuel	2,105,579,429	1,537,417,336
Travel and transportation	1,413,571,445	1,197,742,762
Other outside services	3,643,748,613	8,141,700,053
Others	37,956,297,036	36,764,434,467
	194,589,421,180	169,240,279,670

30                               Cost by elements

		Year ended 30 June 2013
	Year ended 30 June 2014	VND
	VND	(Unaudited)
Supplies	13,120,511,506	8,844,868,190
Salaries and employee benefits	498,994,249,610	383,581,923,536
Depreciation and amortisation	25,365,635,273	27,986,094,293
Outside service costs	122,349,411,221	111,045,116,014
Other costs	125,089,748,701	107,602,389,421
	784,919,556,311	639,060,391,454

31                               Corporate income tax

The British International School Company Limited

BIS HCMC is liable to pay corporate income tax at the rate of 10% on taxable income from educational services and 25% on income arising from other services. BIS HCMC is entitled to corporate income tax exemption for a period of four years from the first profitable year (which was in 2003) and to a further 50% reduction for the ensuing four years for taxable income from school fees.

Thien Huong Education Joint Stock Company

THE is liable to pay corporate income tax at the rate of 10% on taxable income from educational services and 25% on income arising from other services. THE is entitled to corporate income tax exemption for a period of four years from the first profitable year and to a further 50% reduction for the ensuing five years for taxable income from school fees.

Thien Huong Investment Company Limited

THI is liable to pay corporate income tax at the rate of 10% on taxable income from educational services and 25% on income arising from other services. THI is entitled to corporate income tax exemption for a period of four years from the first profitable year and to a further 50% reduction for the ensuing five years for taxable income from school fees.

BIS HN is liable to pay corporate income tax at the rate of 10% on taxable income from educational services and 25% on income arising from other services. BIS HN is entitled to corporate income tax exemption for a period of four years from the first profitable year and to a further 50% reduction for the ensuing five years for taxable income from school fees.

BVIS HN is liable to pay corporate income tax at the rate of 10% on taxable income from educational services and 25% on income arising from other services. BVIS HN is entitled to corporate income tax exemption for a period of four years from the first profitable year and to a further 50% reduction for the ensuing five years for taxable income from school fees.

In accordance with the Law 32/2013/QH13 issued by the National Assembly of Vietnam on 19 June 2013 which is effective on 1 January 2014, the standard corporate income tax rate has been reduced to 22% and 20% from 2014 and 2016 respectively.

Recognised in the statement of income:

The corporate income tax (“CIT”) expense for the year has been calculated as follows:

	Year ended 30 June 2014	Year ended 30 June 2013 (Unaudited)
Current Corporate income tax expenses
- Current income tax	31,036,339,077	25,190,830,788
- Under provision in respect of previous years (*)	347,133,092	409,641,234
	31,383,472,169	25,600,472,022
Deferred corporate income tax	(837,884,758)	—
Total estimated corporate income tax expenses	30,545,587,411	25,600,472,022

(*) This amount represents the additional corporate income tax expense for the period from 1 July 2008 to 30 June 2013 which was determined during the tax audit carried out in 2014.

The calculation of current CIT expenses is subject to the review and approval of the local tax authorities.

Reconciliation of effective tax rate:

		Year ended 30 June 2013
	Year ended 30 June 2014	VND
	VND	(Unaudited)

Profit before tax	229,278,192,022	224,127,403,104
Tax at the Group’s tax rate (10%)	22,927,819,202	22,412,740,310
Effects of:
Non-deductible expenses	4,703,705,164	1,103,785,782
Deferred tax asset on tax losses unrecognised	1,959,277,538	1,299,802,518
Deferred tax asset on temporary differences unrecognised	607,652,415	(105,029,946)
Effects of tax at standard tax rate (22%/25%)	—	479,532,124
Effects of under provision in respect of previous years	347,133,092	409,641,234
	30,545,587,411	25,600,472,022

BIS Group did not recognise deferred income tax since the amount is considered immaterial.

32                               Transactions with related parties

During the year 2014 and 2013, the Group had transactions with related parties as follows:

				2013
			2014	VND
Related Parties	Relationship	Transactions	VND	(Unaudited)

Thien Huong Co., Ltd	Under common ownership	School and apartment rental fees and utilities charged to BIS HCMC	53,571,485,288	45,465,248,425

		Dividends	65,398,127,622	55,505,996,149

		Rental deposit made by BIS HCMC	91,754,000,000	5,500,000,000

		Apartment rental for teachers charged to BVIS HCMC	2,386,929,600	2,129,325,000

		Bank guarantees to Standard Chartered Bank and VID Public Bank (Note 17 & Note 22)	NA	NA

BIS Ltd.	Under common ownership	Dividends	152,608,991,000	129,500,000,000
		Management fees charged to the Group	8,674,104,412	11,882,754,473

Ms Ngo Thu Thuy	Owner	Loans to BVIS HCMC	—	44,800,000,000

		Advances by BVIS HCMC	—	6,850,000,000

		Loans repayments by BVIS HCMC	12,850,000,000	62,650,000,000

Hieu Duc Joint Stock Company	Under common ownership	Bank guarantees to Eximbank (Note 17)	NA	NA

As at 30 June 2014 and 2013, the following balances were outstanding with related parties:

				30 June 2013
			30 June 2014	VND
Related parties	Relationship	Transactions	VND	(Unaudited)

Receivables
Thien Huong Co., Ltd	Under common ownership	Long term deposit (Note 16)	426,198,118,942	334,444,118,942
		Advances for apartment rental	4,188,706	—

Ms Ngo Thu Thuy	Owner	Advances	—	6,850,000,000
			426,202,307,648	341,294,118,942

Payables
Thien Huong Co., Ltd	Under common ownership	Payable for apartment rental for teachers	—	243,756,479

BIS Ltd.	Under common ownership	Dividends payable	—	13,991,013
		Management fee payable (Note 18)	7,010,823,508	10,457,570,350

Ms Ngo Thu Thuy	Owner	Loan payable (Note 21)	—	14,250,000,000
			7,010,823,508	24,965,317,842

33                               Remuneration of the Boards of Directors

During the year, the Boards of Directors received total remuneration as the follows:

		30 June 2013
	30 June 2014	VND
	VND	(Unaudited)

Salary	1,395,019,000	1,252,800,000

34                               Fair value of financial instruments

As at 30 June 2014, the details of carrying amounts as well as the fair values and amortised costs of relevant financial assets and liabilities are presented below:

			30 June 2013
	30 June 2014		(Unaudited)
	Carrying value	Fair value	Carrying value	Fair value
	VND	VND	VND	VND
Financial assets
Financial assets carried at amortised costs
Cash and cash equivalents	83,931,131,031	83,931,131,031	73,077,632,874	73,077,632,874
Trade accounts receivable (net)	1,182,656,468	1,182,656,468	654,207,292	654,207,292
Other receivables	1,082,943,988	1,082,943,988	7,524,420,489	7,524,420,489
Other long- term receivables	3,405,179,139	3,405,179,139	4,491,618,524	4,491,618,524
Refundable long term deposits (*)	10,270,000,000	2,670,014,241	10,270,000,000	2,542,870,706

Held to maturity investment
Other short-term investments	12,000,000,000	12,000,000,000	52,000,000,000	52,000,000,000

			30 June 2013
	30 June 2014		(Unaudited)
	Carrying value	Fair value	Carrying value	Fair value
	VND	VND	VND	VND
Financial liabilities
Short term financial liabilities carried at amortised costs
Short term borrowings and debts (***)	365,255,450,234	365,255,450,234	267,422,285,277	267,422,285,277
Trade accounts payable	18,684,891,592	18,684,891,592	14,503,676,886	14,503,676,886
Payable to related parties	—	—	13,991,013	13,991,013
Other liabilities	71,153,621,272	71,153,621,272	53,588,376,502	53,588,376,502

Long term financial liabilities carried at amortised costs
Severance allowances	26,022,189,092	19,877,450,662	18,010,708,713	13,757,757,757
Other long-term liabilities (**)	43,355,788,953	31,261,671,234	26,348,821,202	18,998,805,135
Long term borrowings and debts (***)	189,679,960,000	189,679,960,000	290,551,476,000	290,551,476,000

(*) Fair value of long term deposits is determined by discounting the associated future cash flows at the expected market deposit interest rate of 5% per annum.

(**) Fair value of severance allowances and other long-term liabilities is determined by discounting the associated future cash flows at the expected market lending interest rate of 8% per annum.

(***) Borrowings from banks are at market interest rates, therefore their carrying values approximate their fair values.

The carrying values of other financial assets and liabilities are considered reasonable approximation of their fair values as at the balance sheet date because of their short term nature or due to immaterial differences.

35                            Risk management objectives and policies

The Company is exposed to various risks in relation to financial instruments which were presented in Note 34, including market risk, credit risk and liquidity risk. While there is no official written risk management policies, the directors meet often to review and manage the risks on a regular basis. Exposure to each kind of risk is summarized below:

(a)                                 Market risk

Foreign exchange sensitive

Most of the Company’s transactions were carried out in Vietnamese dong. However, the Company had cash in US Dollars and a huge amount of bank loans denominated in US Dollars. As a result, the fluctuation of foreign exchange rate would have a significant impact on the Company’s financial performance and position. Financial assets and financial liabilities in US Dollars converted into VND using the commercial bank rate at the balance sheet date, are as follows:

		30 June 2013
	30 June 2014	VND
Denominated in USD	VND	(Unaudited)

Financial assets	14,056,867,111	7,841,469,788
Financial liabilities	(34,117,862,050)	(29,657,802,500)
Short-term exposure	(20,060,994,939)	(21,816,332,712)

Financial assets	—	—
Financial liabilities	(14,679,960,000)	(34,497,505,263)
Long-term exposure	(14,679,960,000)	(34,497,505,263)

If assumes a +/-1 % change of the US-Dollar/VND exchange rate for the year ended at 30 June 2014 (2013: +/-1%), which have been determined based on the average market volatility in exchange rates in the previous 12 months the closing market volatility in exchange rates, the sensitivity of the net result for the year and equity in regards to the Company’s financial assets and financial liabilities as followings:

If the VND had weakened against the US Dollar by 1% (2013: 1%) then this would have had the following impact:

	For the year ended 30 June 2014	For the year ended 30 June 2013 VND
	VND	(Unaudited)
Effect on net result for the year	(326,849,657)	(526,832,665)
Effect on equity	(326,849,657)	(526,832,665)

If the VND had strengthened against the US Dollar 1% (2013: 1%), then this would have had the equal but opposite effect to the amount shown above, on the basis that all other variables remain constant.

Interest rate sensitivity

Interest rate risk is the risk that the fair value (fair value interest rates risk ) or future cash flows (cash flow interest rates risks ) of a financial instrument will fluctuate because of changes in market interest rates. Fair value interest rates risk arising from financial instruments carried fixed interest rates which are measured at fair value. As 30 June 2014, the Company’s borrowings carrying fixed interest rates amounts to VND344,980,000,000 regarding loan due to Standard Chartered Bank and Eximbank; and borrowings carrying floating interest rates amounts to VND184,955,410,234 regarding loans due to VID Public Bank. The Company does not have any financial instruments that require measurement at fair value. Therefore, changes in interest rate risk do not impact the Company’s financial statements in relation to fair value of the financial instruments.

The Company is however exposed to changes in interest rate in relation to interest expenses from floating rates borrowings. The following table illustrates the sensitivity of the net result for the year and equity to a reasonably possible change in interest rates of +/-1% for loans and +/-4% for deposits with effect from the beginning of the year. These changes are considered to be reasonably possible based on observation of current market conditions. The calculations are based on the Company’s floating rate financial instruments held at each balance sheet date. All other variables are held constant.

The following table illustrates the sensitivity of the net result for the year and equity to a reasonably possible change in interest rates of +/-1% and +/-4% for loan and deposit.

	For the year ended 30 June 2014
	VND
		Deposit		Loans
	+4%	-4%	+1%	-1%
Effect on gain	481,680,000	(481,680,000)	(1,664,598,692)	1,664,598,692
Effect on owner’s equity	481,680,000	(481,680,000)	(1,664,598,692)	1,664,598,692

(b)                                 Credit risk

The majority of financial assets are cash, other short-term investments and trade and other receivables as presented at Note 33. Cash and cash equivalents are strictly managed on account at trusted banks with high prestige while trade receivables are secured by pupils’ school reports. As such the management considers the credit risk as reasonably low.

		30 June 2013
	30 June 2014	VND
Financial assets	VND	(Unaudited)
Cash and cash equivalents	83,931,131,031	73,077,632,874
Other short-term investments	12,000,000,000	52,000,000,000
Trade and other receivables	5,670,779,595	12,670,246,305
	101,601,910,626	137,747,879,179

(c)                                  Liquidity risk

The Company manages its liquidity needs by carefully monitoring scheduled debt servicing, payments for long-term financial liabilities as well as cash-outflows due in day-to-day business. Payment schedule is regularly reviewed by Directors to ensure cash available for payment and control risks on payment. As of 30 June 2014, the Company is obligated to pay for debts on due as the following:

	Current		Non-current
	Within 6 months	6 to 12 months	1 to 5 years
	VND	VND	VND
Short term borrowings and debts	200,965,045,751	164,290,404,483	—
Long term borrowings and debts	—	—	189,679,960,000
Trade payables	18,684,891,592	—	—
Severance allowances	—	—	26,022,189,092
Other financial liabilities	71,153,621,272	—	43,355,788,953
	290,803,558,615	164,290,404,483	259,057,938,045

Comparative figures - unaudited

	Current		Non-current
	Within 6 months	6 to 12 months	1 to 5 years
	VND	VND	VND
Short term borrowings and debts	33,001,484,632	234,420,800,645	—
Long term borrowings and debts	—	—	290,551,476,000
Trade payables	14,503,676,886	—	—
Payables to related parties	13,991,013	—	—
Severance allowances	—	—	18,010,708,713
Other financial liabilities	53,588,376,502	—	26,348,821,202
	101,107,529,033	234,420,800,645	334,911,005,915

36                                                       Commitment

As at 30 June 2014, the BIS Group was committed under lease agreements for leasehold properties and apartments for foreigner teachers in the following amounts:

	Year ended 30 June 2014	Year ended 30 June 2013 VND
	VND	(Unaudited)
Within the next year	46,497,420,000	46,497,420,000
Within two to five years	152,719,085,000	161,213,705,000
Over five years	361,144,300,000	399,147,100,000
	560,360,805,000	606,858,225,000

37                                                       Subsequent Events

General:

Effective 1 January 2015 the respective entities within the combined financial statements came under new management and operational control by Nord Anglia Education Inc. a global operator of Premium International Schools and listed on the New York Stock Exchange. Following this on 02 March 2015, the respective legal shareholders’ or legal owners of the various companies included in the combined financial statements approved a resolution to amend the charter of each companies and various other resolutions for the resignations of Members of the Board of Management and the Board of Directors, appointment of Members of the Board of Management and the Board of Directors, appointment of legal representative, and appointment of bank signatories.

The British International School Company Limited (BIS HCMC)

a.              On 10 September 2014, BIS HCMC declared dividends amounting to VND245,185,606,208 out of the accumulated profits as of 30 June 2014. BIS Ltd was entitled to 70% of said dividends, equivalent to VND171,629,924,000 in which VND48,000,000,000 was reinvested into BIS HCMC while the remaining amount was paid in cash. Thien Huong Co Ltd received 30%, equivalent to VND73,555,682,208 in which VND47,555,682,208 was paid in 2014  and the balance was paid in January and February 2015.

b.              On 5 November 2014, the People’s Committee of Ho Chi Minh City approved and issued the amended investment license of BIS HCMC. The amended investment license include, among others, the increase in its charter capital from US$1,500,000 (equivalent to VND23,595,031,393) to US$3,766,824 (equivalent to VND72,000,000,000). Thien Huong Co Ltd did not contribute to the increase in charter capital and as a result it interest went down to 10%.

c.               On 14 October 2014, BIS HCMC paid back its outstanding loan with Standard Chartered Bank — Taiwan amounting to US$5,000,000 including interest accruing as at that date. On 20 October 2014, BIS HCMC paid back its outstanding loan with Standard Charted Bank Vietnam amounting to VND63,480,000,000. All mortgages and guarantees in connection with these loans were terminated accordingly.

d.              On 12 December 2014, VID Public Bank confirmed the cancelations of all credit facilities of BIS HCMC and handed over the original ownership documents kept by the bank as security for the credit facilities.

e.               On 9 February 2015, HSBC confirmed the termination of the general credit facility and the release of the related pledge representing certain cash deposits.

f.                On 25 December 2014, BIS HCMC signed a new loan agreement with Vietnam Export Import Commercial Joint Stock Bank (“Eximbank”) for working capital facility amounting to VND110 billion. On 23 March 2014, all outstanding loans under this facility were paid in full.

g.               On 25 February 2015, the Board of Management of BIS HCMC approved a resolution to acquire 90% of the outstanding shares of Thien Huong Education Joint Stock Company from the original shareholders.

h.              On 2 March 2015, BIS HCMC signed a shareholder loan agreement with NAE HK Holdings Limited for a total credit facility of US$12 million. Each drawdown shall be for a period of 12 months and shall bear interest at 5.25% per annum. BIS HCMC had drawn the total amount of US$7 million and US$500 thousand on 21 March 2015 and 21 April 2015 respectively from the said facility.

i.                  On 26 February 2015, BIS HCMC acquired 90% of the outstanding shares of THE from the original shareholders at par value.

j.                 On 31 December 2014, BIS HCMC signed a new lease agreement to replace the previous lease agreements with Thien Huong Co Ltd. The new lease agreement provides the same terms and conditions except for as the followings:

i.                  The lease term for Tu Xuong campus is extended up to 7 November 2051;

ii.               Monthly rental fee shall be paid quarterly at the beginning of each quarter;

iii.            From 1 September 2018 the rental deposit of VND426,198,118,942 shall be applied against quarterly rental payments until the balance of rental deposit is equivalent to 2 year of rental fee.

k.              On 20 April 2015, the People’s Committee of Ho Chi Minh City issued the amended investment license of BIS HCMC which included, among others, the change of representative of BIS Ltd and the change of the Legal Representative and General Director of BIS HCMC.

Thien Huong Education Joint Stock Company (THE)

a.              On 2 December 2014, THE transferred its investment in Vina Living Joint Stock Company to Thien Huong Co Ltd and recovered the full amount of its investment amounting to VND25.5 billion as of 28 January 2015.

b.              On 9 February 2015, HSBC confirmed termination of the general credit facility and the release of the related pledged cash deposits.

c.               On 27 November 2014, THE and Eximbank signed the liquidation of the credit contract and the related mortgage contract and pledge contract.

d.              On 28 November 2014, VID Public Bank confirmed the cancellation of THE’s credit facility with the bank.

e.               On 15 December 2014, Standard Chartered Bank Vietnam confirmed the banking facility of THE with the bank.

f.                On 9 December 2014, THE signed a new loan agreement with Eximbank for VND188 billion. The loan is for a term of 120 months and bears interest at 9% per annum. The loan is secured by certain properties owned by Hieu Duc Join Stock Company. The loan was paid back in March 2015.

g.               On 29 January 2015, THE signed a new revolving credit facility of VND31 billion for the payment of the land use right where the school campus is located. The loan was paid in full in March 2015.

h.              On 20 January 2015, the People’s Committee of HCMC issued the land use rights to THE where the school campus is located. The land use right fee was paid on 9 February based on the decision of the Ho Chi Minh City tax office.

i.                  In March 2015, the buildings and structures, and the land use rights were transferred to Thien Huong Co Ltd for a total consideration of VND 200,879,000,000 plus VAT of VND20,087,900,000 for the buildings and structures and VND 31,615,000,000 for the land use rights.

j.                 On 2 March 2015, THE signed a lease agreement, as amended, with Thien Huong Co Ltd for the lease of the buildings and structures where the school is located for a period of 25 years. Monthly rental from commencement date to the end of financial year 2106/2017 is VND1,323,958,600. From the financial year immediately following financial year 2016 until the end of the lease term, the rent shall be determined as follows:

i.        If the audited revenue in that financial year is less than or equivalent to VND214,580,000,000, no rent for that financial year shall be payable;

ii.     If the audited revenue in that financial year exceeds VND214,580,000,000 but is less than or equivalent to VND321,870,000,000, the rent for that financial year shall be an amount equal to six percent (6%) of the audited revenue in that financial year.

iii. If the audited revenue in that financial year exceeds VND321,870,000,000 but is less than or equivalent to VND429,160,000,000, the rent for that financial year shall be an amount equal to six percent (8%) of the audited revenue in that financial year.

iv. If the audited revenue in that financial year exceeds VND429,160,000,000, the rent for that financial year shall be an amount equal to six percent (10%) of the audited revenue in that financial year.

k.              On 2 March 2015, in a shareholders general meeting, the shareholders approved various resolutions to amend the charter of THE, resignation of Members of the Board of Management and the Board of Directors, appointment of Members of the Board of Management and the Board of Directors, appointment of legal representative, and appointment of bank signatories.

Thien Huong Investment Company Limited (THI)

a.              On 7 August 2014, the People’s Committee of Hanoi City issued the amended investment license of THI after the spun off of of the project mentioned in Note 13 into a separate legal entity. Pursuant to such spun off, the value of the following assets, liabilities and equities were carved out and transferred to the new entity:

Amount
VND
Assets	286,626,760,793
Advance to suppliers	282,378,746,040
Construction in progress	3,293,931,436
Value added tax to be reclaimed	954,083,317

LIABILITIES & EQUITIES	278,809,656,586
Payable to related parties	16,702,305,265
Paid in Capital	270,000,000,000
Foreign currency translation differences	7,341,448,727
Accumulated losses	(15,234,097,406)

b.         In November 2014, the credit facility with VID Public Bank was discharged including any mortgage related thereto.

c.          In January 2015, the credit facilities with Eximbank were liquidated and the corresponding mortgages on certain assets of the owners were released accordingly.

Project Management Office “British International School — Hanoi” (BIS HN)

On 9 February 2015, HSBC confirmed the termination of the general credit facility and the release of the related pledge representing certain cash deposits.

38                                                       Approval of the combined financial statement

The combined financial statements were approved for issuance by the members of the Boards of Directors of the combined entities on 22 May 2015.

/s/ Graeme Robert Halder	/s/ George Rosales
Graeme Robert Halder	George Rosales
Director	Chief Financial Officer